UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
August 27, 2021
Commission File Number 001-15244
CREDIT SUISSE GROUP AG
(Translation of registrant’s name into English)
Paradeplatz 8, CH 8001 Zurich, Switzerland
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
   Form 20-F      Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
   Yes      No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
CREDIT SUISSE GROUP AG
 (Registrant)
Date: August 27, 2021
By:
/s/ Joachim Oechslin
Joachim Oechslin
Chief Risk Officer a.i.
By:
/s/ David R. Mathers
David R. Mathers
Chief Financial Officer

For purposes of this report, unless the context otherwise requires, the terms “Credit Suisse,” the “Group,” “we,” “us” and “our” mean Credit Suisse Group AG and its consolidated subsidiaries. The business of Credit Suisse AG, the direct bank subsidiary of the Group, is substantially similar to the Group, and we use these terms to refer to both when the subject is the same or substantially similar. We use the term the “Bank” when we are only referring to Credit Suisse AG and its consolidated subsidiaries.
Abbreviations are explained in the List of abbreviations in the back of this report.
Publications referenced in this report, whether via website links or otherwise, are not incorporated into this report.
In various tables, use of “–” indicates not meaningful or not applicable.

Pillar 3 and regulatory disclosures 2Q21
Credit Suisse Group AG

Introduction
Swiss capital requirements
Risk-weighted assets
Credit risk
Counterparty credit risk
Securitization
Market risk
Additional regulatory disclosures
List of abbreviations
Cautionary statement regarding forward-looking information

Introduction
General
This report as of June 30, 2021 is based on the revised Circular 2016/1 “Disclosure – banks” (FINMA circular) issued by the Swiss Financial Market Supervisory Authority FINMA (FINMA) on October 31, 2019. The revised FINMA circular includes the implementation of the revised Pillar 3 disclosure requirements issued by the Basel Committee on Banking Supervision (BCBS) in August and December 2019.
This report is produced and published quarterly, in accordance with FINMA requirements. The reporting frequency for each disclosure requirement is either annual, semi-annual or quarterly. This document should be read in conjunction with the Pillar 3 and regulatory disclosures – Credit Suisse Group AG 4Q20 and 1Q21 as well as the Credit Suisse Annual Report 2020 and the Credit Suisse Financial Report 2Q21, which include important information on regulatory capital, risk management (specific references have been made herein to these documents) and regulatory developments and proposals.
Credit Suisse Group is the highest consolidated entity to which the FINMA circular applies.
These disclosures were verified and approved internally in line with our board-approved policy on disclosure controls and procedures. The level of internal control processes for these disclosures is similar to those applied to the Group’s quarterly and annual financial reports. This report has not been audited by the Group’s external auditors.
For certain prescribed table formats where line items have zero balances, such line items have not been presented.
This report reflects certain updates and corrections to prior period metrics, which have been noted in the relevant tabular disclosures, where applicable.
Other regulatory disclosures
In connection with the implementation of Basel III, certain regulatory disclosures for the Group and certain of its subsidiaries are required. The Group’s Pillar 3 disclosure, regulatory disclosures, additional information on capital instruments, including the main features of regulatory capital instruments and total loss-absorbing capacity (TLAC)-eligible instruments that form part of the eligible capital base and TLAC resources, Global systemically important bank (G-SIB) financial indicators, reconciliation requirements, leverage ratios and certain liquidity disclosures as well as regulatory disclosures for subsidiaries can be found on our website.
> Refer to credit-suisse.com/regulatorydisclosures for additional information.
Regulatory developments
COVID-19 pandemic and related regulatory measures
The Swiss government, the Swiss National Bank and FINMA have taken various measures to mitigate the consequences of the COVID-19 pandemic on the economy and the financial system. Governments and regulators in other jurisdictions where we have operations have also taken and continue to take measures to address the financial and economic pressures arising from the COVID-19 pandemic.
> Refer to “COVID-19 pandemic” (page 16) in I – Credit Suisse results – Credit Suisse – Other information in the Credit Suisse Financial Report 2Q21 for further information.

Swiss capital requirements
FINMA requires the Group to comply fully with the special requirements for systemically important financial institutions operating internationally. The following tables present the Swiss capital and leverage requirements and metrics as required by FINMA.
> Refer to “Swiss requirements” (page 53) and “Swiss metrics” (pages 58 to 59) in II – Treasury, risk, balance sheet and off-balance sheet – Capital management in the Credit Suisse Financial Report 2Q21 for further information on general Swiss requirements and the related metrics.
Swiss capital requirements and metrics
end of 2Q21	CHF million	in % of RWA
Swiss risk-weighted assets
Swiss risk-weighted assets	284,295	–
Risk-based capital requirements (going-concern) based on Swiss capital ratios
Total [1]	42,568	14.973
of which CET1: minimum	12,793	4.5
of which CET1: buffer	15,636	5.5
of which CET1: countercyclical buffers	62	0.022
of which additional tier 1: minimum	9,950	3.5
of which additional tier 1: buffer	2,274	0.8
Swiss eligible capital (going-concern)
Swiss CET1 capital and additional tier 1 capital [2]	55,148	19.4
of which CET1 capital [3]	38,934	13.7
of which additional tier 1 high-trigger capital instruments	11,622	4.1
of which additional tier 1 low-trigger capital instruments [4]	4,592	1.6
Risk-based requirements for additional total loss-absorbing capacity (gone-concern) based on Swiss capital ratios
Total according to size and market share [5]	40,654	14.3
Reductions due to rebates in accordance with article 133 of the CAO	(7,292)	(2.565)
Reductions due to the holding of additional instruments in the form of convertible capital in accordance with Art. 132 para 4 CAO	(1,242)	(0.437)
Total, net	32,120	11.298
Eligible additional total loss-absorbing capacity (gone-concern)
Total [6]	51,615	18.2
of which bail-in instruments [7]	49,132	17.3
of which tier 2 low-trigger capital instruments	2,483	0.9
Rounding differences may occur.

The total requirement includes the FINMA Pillar 2 capital add-on of CHF 1,851 million relating to the supply chain finance funds matter. This Pillar 2 capital add-on equates to an additional Swiss CET1 capital ratio requirement of 65 basis points.

2 Excludes tier 1 capital that is used to fulfill gone-concern requirements.
3 Excludes CET1 capital that is used to fulfill gone-concern requirements.
4
If issued before July 1, 2016, such capital instruments qualify as additional tier 1 high-trigger capital instruments until their first call date according to the transitional Swiss "Too Big to Fail" rules.

5 Consists of a base requirement of 12.86%, or CHF 36,560 million, and a surcharge of 1.44%, or CHF 4,094 million.
6
Amounts are shown on a look-through basis. Certain tier 2 capital instruments are subject to phase out through 2022. As of 2Q21, total eligible gone-concern capital was CHF 51,879 million, including CHF 264 million of such instruments.

7
Includes instruments issued in 1Q21, which are eligible as gone-concern capacity, where the Group used the proceeds of CHF 5,145 million to offset an exposure that Credit Suisse AG has from providing net senior funding to the Group. As of the end of 2Q21, the Group had a net funding liability against Credit Suisse AG of CHF 1,194 million, resulting from existing net senior funding provided by Credit Suisse AG to the Group of CHF 6,983 million, offset by CHF 5,789 million of funding provided by the Group to Credit Suisse AG.

Swiss leverage requirements and metrics
end of 2Q21	CHF million	in % of LRD
Leverage exposure
Leverage ratio denominator	916,888	–
Unweighted capital requirements (going-concern) based on Swiss leverage ratio
Total [1]	47,696	5.2
of which CET1: minimum	13,753	1.5
of which CET1: buffer	18,338	2.0
of which additional tier 1: minimum	13,753	1.5
Swiss eligible capital (going-concern)
Swiss CET1 capital and additional tier 1 capital [2]	55,148	6.0
of which CET1 capital [3]	38,934	4.2
of which additional tier 1 high-trigger capital instruments	11,622	1.3
of which additional tier 1 low-trigger capital instruments [4]	4,592	0.5
Unweighted requirements for additional total loss-absorbing capacity (gone-concern) based on the Swiss leverage ratio
Total according to size and market share [5]	45,844	5.0
Reductions due to rebates in accordance with article 133 of the CAO	(8,252)	(0.9)
Reductions due to the holding of additional instruments in the form of convertible capital in accordance with Art. 132 para 4 CAO	(1,242)	(0.135)
Total, net	36,350	3.965
Eligible additional total loss-absorbing capacity (gone-concern)
Total [6]	51,615	5.6
of which bail-in instruments [7]	49,132	5.4
of which tier 2 low-trigger capital instruments	2,483	0.3
Rounding differences may occur.
1
The total requirement includes the FINMA Pillar 2 capital add-on of CHF 1,851 million relating to the supply chain finance funds matter. This Pillar 2 capital add-on equates to an additional Swiss CET1 leverage ratio requirement of 20 basis points.

2 Excludes tier 1 capital that is used to fulfill gone-concern requirements.
3 Excludes CET1 capital that is used to fulfill gone-concern requirements.
4
If issued before July 1, 2016, such capital instruments qualify as additional tier 1 high-trigger capital instruments until their first call date according to the transitional Swiss "Too Big to Fail" rules.

5 Consists of a base requirement of 4.5%, or CHF 41,260 million, and a surcharge of 0.5%, or CHF 4,584 million.
6
Amounts are shown on a look-through basis. Certain tier 2 capital instruments are subject to phase out through 2022. As of 2Q21, total eligible gone-concern capital was CHF 51,879 million, including CHF 264 million of such instruments.

7
Includes instruments issued in 1Q21, which are eligible as gone-concern capacity, where the Group used the proceeds of CHF 5,145 million to offset an exposure that Credit Suisse AG has from providing net senior funding to the Group. As of the end of 2Q21, the Group had a net funding liability against Credit Suisse AG of CHF 1,194 million, resulting from existing net senior funding provided by Credit Suisse AG to the Group of CHF 6,983 million, offset by CHF 5,789 million of funding provided by the Group to Credit Suisse AG.

Risk-weighted assets
With the adoption of the revised FINMA circular, risk-weighted assets (RWA) presented in this report, including prior period comparisons, are based on the Swiss capital requirements.
> Refer to “Swiss requirements” (page 53) in II – Treasury, risk, balance sheet and off-balance sheet – Capital management – Regulatory framework in the Credit Suisse Financial Report 2Q21 for further information on Swiss capital requirements.
The following table presents an overview of total Swiss RWA forming the denominator of the risk-based capital requirements. Further breakdowns of RWA are presented in subsequent sections of this report.
RWA of CHF 284.3 billion as of the end of 2Q21 decreased 6% compared to the end of 1Q21, mainly related to the movements in risk levels in credit risk and market risk and a foreign exchange impact. These decreases were partially offset by increases related to external model and parameter updates in operational risk.
RWA flow statements for credit risk, counterparty credit risk (CCR) and market risk are presented in subsequent parts of this report.
> Refer to “Risk-weighted assets” (pages 56 to 57) in II – Treasury, risk, balance sheet and off-balance sheet – Capital management in the Credit Suisse Financial Report 2Q21 for further information on risk-weighted assets movements in 2Q21.
OV1 – Overview of Swiss risk-weighted assets and capital requirements
	Risk-weighted assets			Capital requirement	[1]
end of	2Q21	1Q21	4Q20	2Q21
CHF million
Credit risk (excluding counterparty credit risk)	132,847	148,419	134,648	10,628
of which standardized approach (SA)	27,005	34,148	26,237	2,160
of which supervisory slotting approach	4,289	4,595	4,246	344
of which advanced internal ratings-based (A-IRB) approach	101,553	109,676	104,165	8,124
Counterparty credit risk	18,294	25,049	22,577	1,464
of which standardized approach for counterparty credit risk (SA-CCR)	4,140	5,119	4,283	331
of which internal model method (IMM)	12,976	18,553	16,589	1,038
of which other counterparty credit risk [2]	1,178	1,377	1,705	95
Credit valuation adjustments (CVA)	6,651	8,978	8,498	532
Equity positions in the banking book under the simple risk weight approach	7,772	4,416	4,427	622
Equity investments in funds - look-through approach	2,623	2,923	2,998	210
Equity investments in funds - mandate-based approach	60	34	71	5
Equity investments in funds - fall-back approach	477	578	506	38
Settlement risk	239	231	249	19
Securitization exposures in the banking book	14,368	14,345	12,962	1,149
of which securitization internal ratings-based approach (SEC-IRBA)	7,928	7,467	7,322	634
of which securitization external ratings-based approach (SEC-ERBA), including internal assessment approach (IAA)	1,331	1,506	1,285	106
of which securitization standardized approach (SEC-SA)	5,109	5,372	4,355	409
Market risk	19,868	21,934	18,317	1,589
of which standardized approach (SA)	1,593	1,666	1,478	127
of which internal model approach (IMA)	18,275	20,268	16,839	1,462
Operational risk (AMA)	68,449	63,511	58,655	5,476
Amounts below the thresholds for deduction (subject to 250% risk weight)	12,647	12,962	11,668	1,012
Total	284,295	303,380	275,576	22,744
1 Calculated as 8% of Swiss risk-weighted assets, based on total capital minimum requirements, excluding capital conservation buffer and G-SIB buffer requirements.
2 Includes RWA for contributions to the default fund of a central counterparty and loans hedged by centrally cleared CDS.

Credit risk
General
This section covers credit risk as defined by the Basel framework. CCR, including those that are in the banking book for regulatory purposes, and all positions subject to the securitization framework are presented in separate sections.
> Refer to “Counterparty credit risk” (pages 22 to 29) for further information on the capital requirements relating to counterparty credit risk.
> Refer to “Securitization” (pages 30 to 35) for further information on the securitization framework.
The Basel framework permits banks to choose between two broad methodologies in calculating their capital requirements for credit risk: the standardized approach (SA) or the internal ratings-based (IRB) approach. Off-balance-sheet items are converted into credit exposure equivalents through the use of credit conversion factors (CCF).
The reported credit risk arises from the execution of the Group’s business strategy through the divisions and is predominantly driven by cash and balances with central banks, loans and commitments provided to corporate and institutional clients, loans to private clients including residential mortgages and lending against financial collateral.
Credit quality of assets
The amounts shown in the following tables are the US GAAP carrying values according to the regulatory scope of consolidation that are subject to the credit risk framework.
The following table presents a comprehensive picture of the credit quality of the Group’s on and off-balance sheet assets.
CR1 – Credit quality of assets
					of which CECL-related provisions on SA exposures
end of	Defaulted exposures	Non- defaulted exposures	Gross exposures	Allowances/ impairments	Regulatory category – specific	Regulatory category – general	of which CECL- related provisions on IRB exposures	Net exposures
2Q21 (CHF million)
Loans [1]	8,408	429,911	438,319	(5,684)	(31)	0	(422)	432,635
Debt securities	22	8,824	8,846	0	0	0	0	8,846
Off-balance sheet exposures [2]	389	101,840	102,229	(212)	(12)	0	(188)	102,017
Total	8,819	540,575	549,394	(5,896)	(43)	0	(610)	543,498
4Q20 (CHF million)
Loans [1]	3,761	413,915	417,676	(1,334)	(76)	0	(492)	416,342
Debt securities	75	10,074	10,149	0	0	0	0	10,149
Off-balance sheet exposures [2]	396	95,292	95,688	(273)	(35)	0	(222)	95,415
Total	4,232	519,281	523,513	(1,607)	(111)	0	(714)	521,906
1
Loans include all on-balance sheet exposures that give rise to a credit risk charge and are not limited to exposures that are recognized as net loans under US GAAP. Loans exclude debt securities, derivatives, securities financing transactions and off-balance sheet exposures.

2 Revocable loan commitments, which are excluded from the disclosed exposures, can attract risk-weighted assets.
The definitions of “past due” and “impaired” are aligned between accounting and regulatory purposes. However, there are some exemptions for impaired positions related to troubled debt restructurings where the default definition is different for accounting and regulatory purposes.
> Refer to “Note 1 – Summary of significant accounting policies – Loans” (pages 283 to 285) and “Note 20 – Financial instruments measured at amortized cost and credit losses” (pages 304 to 316) in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2020 and “Note 19 – Financial instruments measured at amortized cost and credit losses” (pages 100 to 109) in III – Condensed consolidated financial statements – unaudited in the Credit Suisse Financial Report 2Q21 for further information on the CECL model under US GAAP, the classification of CECL-related provisions and the credit quality of loans, including past due and impaired loans.

The following table presents the changes in the Group’s defaulted loans, debt securities and off-balance sheet exposures, the flows between non-defaulted and defaulted exposure categories and reductions in the defaulted exposures due to write-offs.
CR2 – Changes in defaulted exposures
	1H21
CHF million
Defaulted exposures at beginning of period	4,232
Exposures that have defaulted since the last reporting period	5,011	[1]
Returned to non-defaulted status	(164)
Amounts written-off	(103)
Other changes	(157)
Defaulted exposures at end of period	8,819
1 Primarily related to Archegos Capital Management.
The change in defaulted exposures was primarily related to the failure by Archegos Capital Management to meet its margin commitments.
Credit risk mitigation
Credit Suisse actively mitigates credit exposure through the use of legal netting agreements, security over supporting financial and non-financial collateral or financial guarantees and through the use of credit hedging techniques, primarily credit default swaps (CDS). The recognition of credit risk mitigation (CRM) against exposures is governed by a robust set of policies and processes that ensure enforceability and effectiveness.
The following table presents the use of CRM techniques. Credit Suisse recognizes the CRM effect of eligible collateral either as a reduction from the exposure at default (EAD) value of the secured instrument or as an adjustment to the probability of default (PD) or loss given default (LGD) associated with the exposure. All exposures that are secured through eligible collateral are disclosed as “Net exposures partially or fully secured”. Eligible collateral amounts, regardless of which CRM technique has been applied, are disclosed as “Exposures secured by collateral”. Exposures secured by credit derivatives do not include certain immaterial positions, where the credit derivative is recognized with an adjustment to the LGD.
CR3 – CRM techniques
	Net exposures			Exposures secured by
end of	Unsecured	Partially or fully secured	Total	Collateral	Financial guarantees	Credit derivatives
2Q21 (CHF million)
Loans [1]	194,165	238,470	432,635	197,437	7,364	6
Debt securities	8,477	369	8,846	272	46	0
Total	202,642	238,839	441,481	197,709	7,410	6
of which defaulted	1,379	1,820	3,199	1,605	119	0
4Q20 (CHF million)
Loans [1]	184,053	232,289	416,342	191,146	8,170	66
Debt securities	9,854	295	10,149	225	44	0
Total	193,907	232,584	426,491	191,371	8,214	66
of which defaulted	1,137	1,934	3,071	1,645	135	0
1
Loans include all on-balance sheet exposures that give rise to a credit risk charge and are not limited to exposures that are recognized as net loans under US GAAP. Loans exclude debt securities, derivatives, securities financing transactions and off-balance sheet exposures.

Credit risk under the standardized approach
Credit risk exposure and CRM effects
The following table presents the effect of CRM (comprehensive and simple approach) on the standardized approach capital requirements’ calculations. RWA density provides a synthetic metric on the riskiness of each portfolio.
CR4 – Credit risk exposure and CRM effects
	Exposures pre-CCF and CRM			Exposures post-CCF and CRM
end of	On-balance sheet	Off-balance sheet	Total	On-balance sheet	Off-balance sheet	Total	RWA	RWA density
2Q21 (CHF million)
Sovereigns	81,589	155	81,744	82,294	86	82,380	87	0%
Institutions - Banks and securities dealer	2,801	754	3,555	2,801	357	3,158	943	30%
Institutions - Other institutions	1,290	2,091	3,381	585	239	824	561	68%
Corporates	8,661	11,221	19,882	7,757	2,801	10,558	9,181	87%
Retail	2,376	1,285	3,661	2,107	339	2,446	2,091	85%
Other exposures	15,371	1,111	16,482	15,119	1,086	16,205	14,142	87%
of which non-counterparty related assets	7,337	0	7,337	7,337	0	7,337	7,337	100%
Total	112,088	16,617	128,705	110,663	4,908	115,571	27,005	23%
4Q20 (CHF million)
Sovereigns	84,804	54	84,858	84,804	14	84,818	164	0%
Institutions - Banks and securities dealer	2,258	728	2,986	2,258	358	2,616	892	34%
Institutions - Other institutions	593	2,242	2,835	592	287	879	604	69%
Corporates	9,238	8,662	17,900	8,225	2,297	10,522	9,100	87%
Retail	1,802	1,465	3,267	1,516	301	1,817	1,508	83%
Other exposures	16,417	1,190	17,607	16,159	1,148	17,307	13,969	81%
of which non-counterparty related assets	7,300	0	7,300	7,300	0	7,300	7,300	100%
Total	115,112	14,341	129,453	113,554	4,405	117,959	26,237	22%

Exposures by asset class and risk weight
The following table presents the breakdown of credit exposures by asset class and risk weight, which corresponds to the riskiness attributed to the exposure according to the standardized approach.
CR5 – Exposures by asset class and risk weight
	Risk weight
end of	0%	20%	35%	50%	75%	100%	150%	Others	Exposures post-CCF and CRM
2Q21 (CHF million)
Sovereigns	82,238	55	0	22	0	65	0	0	82,380
Institutions - Banks and securities dealer	0	2,322	0	718	0	113	5	0	3,158
Institutions - Other institutions	0	0	0	525	0	299	0	0	824
Corporates	0	1,306	26	997	1	7,864	364	0	10,558
Retail	0	0	148	0	1,107	1,154	37	0	2,446
Other exposures	2,165	0	0	0	0	14,031	0	9	16,205
of which non-counterparty related assets	0	0	0	0	0	7,337	0	0	7,337
Total	84,403	3,683	174	2,262	1,108	23,526	406	9	115,571
of which secured by real estate	0	0	174	0	3	662	0	0	839
of which past due	0	0	0	0	0	502	92	0	594
4Q20 (CHF million)
Sovereigns	84,560	34	0	133	0	91	0	0	84,818
Institutions - Banks and securities dealer	0	1,817	0	601	0	136	62	0	2,616
Institutions - Other institutions	0	0	0	551	0	328	0	0	879
Corporates	0	1,066	26	1,298	1	7,937	194	0	10,522
Retail	0	0	136	0	884	797	0	0	1,817
Other exposures	3,435	0	0	0	0	13,864	0	8	17,307
of which non-counterparty related assets	0	0	0	0	0	7,300	0	0	7,300
Total	87,995	2,917	162	2,583	885	23,153	256	8	117,959
of which secured by real estate [1]	0	0	164	0	4	434	0	0	602
of which past due	0	0	0	0	0	270	87	0	357
1 Prior period has been corrected.

Credit risk under internal ratings-based approaches
The following table presents the main parameters used for the calculation of capital requirements for IRB models.
CR6 – Credit risk exposures by portfolio and PD range
end of 2Q21	Original on-balance sheet gross exposure	Off-balance sheet exposures pre CCF	Total exposures	Average CCF	EAD post- CRM and post-CCF	[1]	Average PD	Number of obligors (thousands)	Average LGD	Average maturity (years)	RWA	[2]	RWA density	Expected loss	Provisions
Sovereigns (CHF million, except where indicated)
0.00% to <0.15%	55,712	826	56,538	56%	56,269		0.02%	< 0.1	3%	1.1	511		1%	1	–
0.15% to <0.25%	1	0	1	–	1		0.22%	< 0.1	58%	0.4	0		35%	0	–
0.25% to <0.50%	90	20	110	100%	99		0.37%	< 0.1	53%	2.7	78		79%	0	–
0.50% to <0.75%	18	0	18	–	18		0.64%	< 0.1	58%	2.4	19		105%	0	–
0.75% to <2.50%	98	3	101	45%	99		1.17%	< 0.1	43%	3.0	103		104%	1	–
2.50% to <10.00%	320	15	335	20%	140		5.56%	< 0.1	44%	2.4	239		171%	4	–
10.00% to <100.00%	193	0	193	–	47		22.54%	< 0.1	60%	3.7	165		354%	6	–
100.00% (Default)	415	0	415	–	199		100.00%	< 0.1	57%	1.5	211		106%	113	–
Sub-total	56,847	864	57,711	56%	56,872		0.41%	0.1	3%	1.1	1,326		2%	125	113
Institutions - Banks and securities dealer
0.00% to <0.15%	10,241	2,198	12,439	55%	12,912		0.06%	1.7	53%	0.6	1,887		15%	4	–
0.15% to <0.25%	395	248	643	26%	456		0.22%	0.1	47%	0.9	189		41%	0	–
0.25% to <0.50%	711	221	932	42%	669		0.37%	0.2	52%	0.8	423		63%	2	–
0.50% to <0.75%	64	108	172	39%	101		0.64%	0.1	51%	1.0	82		80%	0	–
0.75% to <2.50%	257	170	427	50%	317		1.66%	0.1	45%	0.7	321		101%	2	–
2.50% to <10.00%	502	268	770	36%	396		4.83%	0.2	50%	1.1	625		158%	9	–
10.00% to <100.00%	7	0	7	20%	2		21.53%	< 0.1	53%	0.3	5		269%	0	–
100.00% (Default)	7	0	7	–	7		100.00%	< 0.1	51%	1.0	8		106%	0	–
Sub-total	12,184	3,213	15,397	49%	14,860		0.29%	2.4	52%	0.6	3,540		24%	17	0
Institutions - Other institutions
0.00% to <0.15%	517	1,228	1,745	1%	608		0.05%	0.4	41%	3.9	170		28%	0	–
0.15% to <0.25%	3	63	66	5%	7		0.21%	< 0.1	27%	1.3	1		20%	0	–
0.25% to <0.50%	13	2	15	45%	13		0.37%	< 0.1	57%	2.4	11		80%	0	–
0.50% to <0.75%	5	5	10	45%	7		0.72%	< 0.1	44%	2.8	6		88%	0	–
2.50% to <10.00%	103	329	432	45%	251		5.08%	< 0.1	8%	4.8	83		33%	1	–
Sub-total	641	1,627	2,268	10%	886		1.49%	0.5	32%	4.1	271		31%	1	0
Corporates - Specialized lending
0.00% to <0.15%	6,661	2,099	8,760	44%	7,583		0.06%	0.8	29%	2.5	1,676		22%	1	–
0.15% to <0.25%	4,285	1,830	6,115	36%	4,951		0.20%	0.7	29%	2.3	1,887		38%	3	–
0.25% to <0.50%	2,733	1,201	3,934	39%	3,203		0.37%	0.4	30%	2.0	1,581		49%	4	–
0.50% to <0.75%	2,848	1,415	4,263	34%	3,315		0.58%	0.3	29%	1.3	1,628		49%	6	–
0.75% to <2.50%	8,133	2,674	10,807	38%	9,142		1.46%	0.6	19%	2.5	4,566		50%	24	–
2.50% to <10.00%	2,359	45	2,404	45%	2,379		4.31%	0.1	11%	3.2	946		40%	11	–
10.00% to <100.00%	122	48	170	45%	144		13.49%	< 0.1	10%	3.8	75		53%	2	–
100.00% (Default)	236	0	236	27%	104		100.00%	< 0.1	51%	1.5	110		106%	132	–
Sub-total	27,377	9,312	36,689	38%	30,821		1.31%	3.1	25%	2.4	12,469		40%	183	132
1 CRM is reflected by shifting the counterparty exposure from the underlying obligor to the protection provider.
2 Reflects RWA post CCF.
10 / 11

CR6 – Credit risk exposures by portfolio and PD range (continued)
end of 2Q21	Original on-balance sheet gross exposure	Off-balance sheet exposures pre CCF	Total exposures	Average CCF	EAD post- CRM and post-CCF	[1]	Average PD	Number of obligors (thousands)	Average LGD	Average maturity (years)	RWA	[2]	RWA density	Expected loss	Provisions
Corporates without specialized lending (CHF million, except where indicated)
0.00% to <0.15%	15,460	46,649	62,109	36%	33,952		0.07%	3.0	41%	2.3	7,804		23%	9	–
0.15% to <0.25%	4,589	11,673	16,262	38%	8,952		0.20%	1.3	43%	1.9	3,717		42%	8	–
0.25% to <0.50%	5,344	8,734	14,078	36%	8,396		0.37%	1.7	39%	2.4	4,468		53%	12	–
0.50% to <0.75%	3,519	4,560	8,079	41%	5,054		0.62%	1.4	39%	2.4	3,407		67%	12	–
0.75% to <2.50%	11,412	9,058	20,470	42%	14,618		1.43%	2.0	33%	2.6	12,123		83%	71	–
2.50% to <10.00%	7,872	16,446	24,318	39%	13,086		6.03%	1.8	34%	2.8	16,545		126%	261	–
10.00% to <100.00%	932	779	1,711	53%	1,061		18.20%	0.1	26%	2.8	1,530		144%	52	–
100.00% (Default)	6,211	533	6,744	42%	1,508		100.00%	0.2	59%	2.2	1,588		105%	4,959	–
Sub-total	55,339	98,432	153,771	38%	86,627		3.24%	11.5	38%	2.4	51,182		59%	5,384	4,960
Residential mortgages
0.00% to <0.15%	29,855	1,855	31,710	43%	30,644		0.09%	43.8	14%	3.0	2,192		7%	4	–
0.15% to <0.25%	32,423	1,962	34,385	39%	33,180		0.18%	38.4	15%	3.0	4,314		13%	9	–
0.25% to <0.50%	36,474	2,176	38,650	40%	37,344		0.30%	52.1	14%	3.1	7,124		19%	16	–
0.50% to <0.75%	5,305	359	5,664	52%	5,461		0.58%	6.4	17%	2.9	1,743		32%	5	–
0.75% to <2.50%	6,277	726	7,003	29%	6,489		1.32%	6.6	17%	2.8	3,123		48%	14	–
2.50% to <10.00%	1,666	19	1,685	50%	1,676		4.55%	0.8	16%	2.5	1,149		69%	12	–
10.00% to <100.00%	97	0	97	70%	97		18.93%	< 0.1	16%	2.8	126		129%	3	–
100.00% (Default)	355	7	362	84%	329		100.00%	0.2	19%	1.6	349		106%	33	–
Sub-total	112,452	7,104	119,556	40%	115,220		0.64%	148.5	15%	3.0	20,120		17%	96	32
Qualifying revolving retail
0.75% to <2.50%	360	5,431	5,791	–	380		1.30%	752.1	50%	1.0	94		25%	2	–
100.00% (Default)	0	0	0	–	0		100.00%	0.2	50%	1.0	0		106%	0	–
Sub-total	360	5,431	5,791	–	380		1.30%	752.3	50%	1.0	94		25%	2	0
Other retail
0.00% to <0.15%	55,322	146,743	202,065	6%	64,633		0.04%	50.7	63%	1.3	5,079		8%	16	–
0.15% to <0.25%	3,277	7,526	10,803	9%	3,958		0.20%	3.8	48%	1.5	822		21%	4	–
0.25% to <0.50%	2,250	5,410	7,660	9%	2,756		0.36%	6.1	34%	1.5	580		21%	3	–
0.50% to <0.75%	964	1,709	2,673	8%	1,110		0.62%	11.9	41%	1.6	389		35%	3	–
0.75% to <2.50%	4,999	2,027	7,026	16%	5,335		1.60%	90.9	33%	2.2	2,298		43%	29	–
2.50% to <10.00%	4,236	897	5,133	30%	4,503		5.17%	82.7	36%	2.9	2,541		56%	88	–
10.00% to <100.00%	27	11	38	9%	28		17.52%	1.1	43%	2.0	27		95%	2	–
100.00% (Default)	507	73	580	12%	387		100.00%	4.8	88%	1.5	410		106%	326	–
Sub-total	71,582	164,396	235,978	7%	82,710		0.92%	252.0	58%	1.5	12,146		15%	471	326
Sub-total (all portfolios)
0.00% to <0.15%	173,768	201,598	375,366	15%	206,601		0.05%	100.5	34%	1.7	19,319		9%	35	–
0.15% to <0.25%	44,973	23,302	68,275	29%	51,505		0.19%	44.5	24%	2.6	10,930		21%	24	–
0.25% to <0.50%	47,615	17,764	65,379	29%	52,480		0.32%	60.6	21%	2.8	14,265		27%	37	–
0.50% to <0.75%	12,723	8,156	20,879	34%	15,066		0.60%	20.2	29%	2.3	7,274		48%	26	–
0.75% to <2.50%	31,536	20,089	51,625	27%	36,380		1.44%	852.2	27%	2.5	22,628		62%	143	–
2.50% to <10.00%	17,058	18,019	35,077	39%	22,431		5.53%	85.6	30%	2.8	22,128		99%	386	–
10.00% to <100.00%	1,378	838	2,216	52%	1,379		17.90%	1.3	26%	2.9	1,928		140%	65	–
100.00% (Default)	7,731	613	8,344	39%	2,534		100.00%	5.6	58%	1.9	2,676		106%	5,563	–
Sub-total (all portfolios)	336,782	290,379	627,161	20%	388,376		1.29%	1,170.5	30%	2.1	101,148		26%	6,279	5,563
Alternative treatment
Exposures from free deliveries applying standardized risk weights or 100% under the alternative treatment	–	–	–	–	16		–	–	–	–	12		–	–	–
IRB - maturity and export finance buffer	–	–	–	–	–		–	–	–	–	393		–	–	–
Total (all portfolios and alternative treatment)	336,782	290,379	627,161	20%	388,392		1.29%	1,170.5	30%	2.1	101,553		26%	6,279	5,563
1 CRM is reflected by shifting the counterparty exposure from the underlying obligor to the protection provider.
2 Reflects RWA post CCF.
12 / 13

CR6 – Credit risk exposures by portfolio and PD range (continued)
end of 4Q20	Original on-balance sheet gross exposure	Off-balance sheet exposures pre CCF	Total exposures	Average CCF	EAD post- CRM and post-CCF	[1]	Average PD	Number of obligors (thousands)	Average LGD	Average maturity (years)	RWA	[2]	RWA density	Expected loss	Provisions
Sovereigns (CHF million, except where indicated)
0.00% to <0.15%	46,913	43	46,956	100%	47,395		0.02%	< 0.1	4%	1.2	790		2%	1	–
0.15% to <0.25%	0	0	0	0%	–		0.22%	< 0.1	56%	2.5	0		63%	0	–
0.25% to <0.50%	119	19	138	100%	127		0.37%	< 0.1	52%	2.4	94		74%	0	–
0.50% to <0.75%	23	0	23	0%	23		0.64%	< 0.1	58%	2.9	26		113%	0	–
0.75% to <2.50%	91	3	94	45%	92		1.18%	< 0.1	45%	2.8	98		106%	0	–
2.50% to <10.00%	342	0	342	50%	176		6.45%	< 0.1	47%	2.4	333		189%	6	–
10.00% to <100.00%	200	0	200	0%	29		28.23%	< 0.1	61%	4.0	108		375%	5	–
100.00% (Default)	383	0	383	0%	180		100.00%	< 0.1	57%	1.5	190		106%	105	–
Sub-total	48,071	65	48,136	98%	48,022		0.44%	0.1	4%	1.2	1,639		3%	117	105
Institutions - Banks and securities dealer
0.00% to <0.15%	10,208	1,533	11,741	58%	12,416		0.06%	1.6	54%	0.6	1,889		15%	4	–
0.15% to <0.25%	419	217	636	48%	507		0.22%	0.1	54%	1.2	258		51%	1	–
0.25% to <0.50%	787	306	1,093	55%	702		0.37%	0.2	52%	0.6	429		61%	1	–
0.50% to <0.75%	69	85	154	45%	113		0.61%	0.1	24%	0.6	44		39%	0	–
0.75% to <2.50%	369	92	461	46%	359		1.31%	0.1	52%	0.7	392		109%	2	–
2.50% to <10.00%	576	194	770	40%	542		5.16%	0.2	57%	1.2	1,045		193%	16	–
10.00% to <100.00%	1	0	1	50%	1		17.18%	< 0.1	53%	0.2	2		254%	0	–
100.00% (Default)	7	0	7	0%	7		100.00%	< 0.1	51%	2.5	7		106%	0	–
Sub-total	12,436	2,427	14,863	54%	14,647		0.35%	2.3	54%	0.6	4,066		28%	24	0
Institutions - Other institutions
0.00% to <0.15%	213	1,420	1,633	11%	444		0.04%	0.4	41%	3.4	98		22%	0	–
0.15% to <0.25%	2	60	62	3%	4		0.20%	< 0.1	35%	1.1	1		25%	0	–
0.25% to <0.50%	12	1	13	45%	13		0.37%	< 0.1	58%	2.4	10		81%	0	–
2.50% to <10.00%	51	396	447	45%	230		4.77%	< 0.1	5%	4.0	43		19%	1	–
Sub-total	278	1,877	2,155	18%	691		1.63%	0.5	29%	3.6	152		22%	1	0
Corporates - Specialized lending
0.00% to <0.15%	7,076	1,983	9,059	43%	7,924		0.06%	0.8	29%	2.3	1,741		22%	1	–
0.15% to <0.25%	4,280	1,572	5,852	34%	4,814		0.20%	0.7	30%	2.3	1,975		41%	3	–
0.25% to <0.50%	2,335	847	3,182	40%	2,675		0.37%	0.5	33%	1.7	1,542		58%	3	–
0.50% to <0.75%	2,820	2,122	4,942	30%	3,449		0.58%	0.3	28%	1.4	1,585		46%	6	–
0.75% to <2.50%	7,942	2,972	10,914	40%	9,133		1.50%	0.7	18%	2.8	4,498		49%	24	–
2.50% to <10.00%	2,330	30	2,360	52%	2,345		4.43%	0.2	14%	3.2	1,204		51%	15	–
10.00% to <100.00%	46	64	110	45%	75		12.45%	< 0.1	4%	4.9	18		25%	0	–
100.00% (Default)	172	7	179	39%	48		100.00%	< 0.1	61%	1.1	51		106%	127	–
Sub-total	27,001	9,597	36,598	37%	30,463		1.12%	3.2	25%	2.4	12,614		41%	179	127
1 CRM is reflected by shifting the counterparty exposure from the underlying obligor to the protection provider.
2 Reflects RWA post CCF.
14 / 15

CR6 – Credit risk exposures by portfolio and PD range (continued)
end of 4Q20	Original on-balance sheet gross exposure	Off-balance sheet exposures pre CCF	Total exposures	Average CCF	EAD post- CRM and post-CCF	[1]	Average PD	Number of obligors (thousands)	Average LGD	Average maturity (years)	RWA	[2]	RWA density	Expected loss	Provisions
Corporates without specialized lending (CHF million, except where indicated)
0.00% to <0.15%	13,429	49,738	63,167	40%	35,077		0.07%	2.7	40%	2.3	8,056		23%	10	–
0.15% to <0.25%	5,077	10,170	15,247	37%	8,907		0.21%	1.3	40%	2.1	3,505		39%	7	–
0.25% to <0.50%	5,100	5,126	10,226	37%	6,929		0.37%	1.8	36%	2.5	3,437		50%	9	–
0.50% to <0.75%	3,726	4,697	8,423	41%	5,282		0.62%	1.3	40%	2.6	3,707		70%	13	–
0.75% to <2.50%	9,125	8,369	17,494	41%	11,788		1.50%	2.2	35%	2.8	10,837		92%	64	–
2.50% to <10.00%	10,199	14,670	24,869	48%	16,043		5.70%	1.8	33%	2.8	20,995		131%	286	–
10.00% to <100.00%	895	640	1,535	51%	942		19.34%	0.1	28%	2.6	1,655		176%	53	–
100.00% (Default)	1,842	563	2,405	37%	1,552		100.00%	0.2	53%	1.7	1,621		104%	499	–
Sub-total	49,393	93,973	143,366	41%	86,520		3.39%	11.3	38%	2.5	53,813		62%	941	499
Residential mortgages
0.00% to <0.15%	29,787	1,711	31,498	40%	30,486		0.09%	44.1	14%	2.9	2,172		7%	4	–
0.15% to <0.25%	32,136	1,942	34,078	40%	32,913		0.18%	38.8	15%	3.0	4,300		13%	9	–
0.25% to <0.50%	39,642	1,994	41,636	44%	40,521		0.30%	52.5	15%	3.1	7,767		19%	19	–
0.50% to <0.75%	4,656	363	5,019	47%	4,821		0.59%	6.5	17%	2.9	1,637		34%	5	–
0.75% to <2.50%	4,536	562	5,098	28%	4,695		1.23%	6.6	18%	2.6	2,692		57%	10	–
2.50% to <10.00%	447	28	475	63%	464		4.17%	0.7	19%	2.1	555		119%	4	–
10.00% to <100.00%	12	0	12	70%	12		17.12%	< 0.1	13%	2.8	22		188%	0	–
100.00% (Default)	616	7	623	82%	583		100.00%	0.3	18%	1.4	618		106%	39	–
Sub-total	111,832	6,607	118,439	41%	114,495		0.78%	149.3	15%	3.0	19,763		17%	90	39
Qualifying revolving retail
0.75% to <2.50%	298	5,592	5,890	0%	320		1.30%	767.2	50%	1.0	79		25%	2	–
100.00% (Default)	0	0	0	0%	–		100.00%	0.3	50%	1.0	0		106%	0	–
Sub-total	298	5,592	5,890	0%	320		1.30%	767.5	50%	1.0	79		25%	2	0
Other retail
0.00% to <0.15%	52,803	134,338	187,141	7%	61,094		0.04%	50.9	63%	1.3	4,956		8%	16	–
0.15% to <0.25%	2,377	8,588	10,965	8%	3,086		0.19%	3.9	42%	1.3	527		17%	2	–
0.25% to <0.50%	1,941	2,358	4,299	14%	2,270		0.36%	6.0	31%	1.4	438		19%	3	–
0.50% to <0.75%	714	879	1,593	25%	938		0.62%	10.6	44%	1.8	351		37%	3	–
0.75% to <2.50%	5,169	1,949	7,118	27%	5,698		1.51%	83.2	36%	2.0	2,590		45%	30	–
2.50% to <10.00%	3,750	747	4,497	24%	3,933		5.19%	80.7	39%	2.9	2,389		61%	81	–
10.00% to <100.00%	34	25	59	36%	43		15.79%	1.4	49%	1.4	44		103%	3	–
100.00% (Default)	457	41	498	33%	353		100.00%	5.4	86%	1.8	374		106%	306	–
Sub-total	67,245	148,925	216,170	7%	77,415		0.90%	242.0	58%	1.5	11,669		15%	444	306
Sub-total (all portfolios)
0.00% to <0.15%	160,429	190,766	351,195	16%	194,836		0.05%	100.5	35%	1.7	19,702		10%	36	–
0.15% to <0.25%	44,291	22,549	66,840	26%	50,231		0.19%	44.8	23%	2.6	10,566		21%	22	–
0.25% to <0.50%	49,936	10,651	60,587	34%	53,237		0.32%	61.0	20%	2.8	13,717		26%	35	–
0.50% to <0.75%	12,008	8,146	20,154	36%	14,626		0.60%	18.8	30%	2.3	7,350		50%	27	–
0.75% to <2.50%	27,530	19,539	47,069	27%	32,085		1.46%	859.9	28%	2.6	21,186		66%	132	–
2.50% to <10.00%	17,695	16,065	33,760	47%	23,733		5.45%	83.5	32%	2.8	26,564		112%	409	–
10.00% to <100.00%	1,188	729	1,917	50%	1,102		18.94%	1.5	28%	2.8	1,849		168%	61	–
100.00% (Default)	3,477	618	4,095	38%	2,723		100.00%	6.2	50%	1.6	2,861		105%	1,076	–
Sub-total (all portfolios)	316,554	269,063	585,617	21%	372,573		1.38%	1,176.2	30%	2.2	103,795		28%	1,798	1,076
Alternative treatment
Exposures from free deliveries applying standardized risk weights or 100% under the alternative treatment	–	–	–	–	7		–	–	–	–	4		–	–	–
IRB - maturity and export finance buffer	–	–	–	–	–		–	–	–	–	366		–	–	–
Total (all portfolios and alternative treatment)	316,554	269,063	585,617	21%	372,580		1.38%	1,176.2	30%	2.2	104,165		28%	1,798	1,076
1 CRM is reflected by shifting the counterparty exposure from the underlying obligor to the protection provider.
2 Reflects RWA post CCF.
16 / 17

Credit derivatives used as CRM techniques
The following table presents the effect on RWA of credit derivatives used as CRM techniques by portfolio.
For exposures covered by recognized credit derivatives, the substitution approach is applied, which means the risk weight of the obligor is substituted with the risk weight of the protection provider. The CRM effect is reflected according to the actual post-risk mitigation asset class for pre-credit derivatives and actual RWA. The table does not include the impact of certain immaterial positions where the credit derivative was recognized with an adjustment to LGD.
CR7 – Effect on risk-weighted assets of credit derivatives used as CRM techniques
	2Q21		4Q20
end of	Pre-credit derivatives RWA	Actual RWA	Pre-credit derivatives RWA	Actual RWA
CHF million
Sovereigns - A-IRB	1,326	1,326	1,639	1,639
Institutions - Banks and securities dealers - A-IRB	3,583	3,544	4,158	4,066
Institutions - Other institutions - A-IRB	271	271	152	152
Corporates - Specialized lending - A-IRB	16,757	16,757	16,860	16,860
Corporates without specialized lending - A-IRB	51,308	51,191	53,893	53,817
Residential mortgages	20,120	20,120	19,763	19,763
Qualifying revolving retail	94	94	79	79
Other retail	12,146	12,146	11,669	11,669
Maturity and export finance buffer - IRB	393	393	366	366
Total	105,998	105,842	108,579	108,411
Includes RWA related to the A-IRB approach and supervisory slotting approach.

RWA flow statement of credit risk exposures under IRB
The following table presents the 2Q21 flow statement explaining the variations in the credit risk RWA determined under the IRB approach.
Credit risk RWA under IRB decreased CHF 8.4 billion to CHF 105.8 billion compared to the end of 1Q21, driven by decreases in risk levels attributable to asset size, decreases in risk levels attributable to asset quality and a negative foreign exchange impact. The decrease in risk levels attributable to asset size was mainly driven by reduced commercial lending and mortgages.
CR8 – Risk-weighted assets flow statement of credit risk exposures under IRB
2Q21
CHF million
Risk-weighted assets at beginning of period	114,271
Asset size	(6,190)
Asset quality	(1,440)
Model and parameter updates	240
Foreign exchange impact	(1,039)
Risk-weighted assets at end of period	105,842
Includes RWA related to the A-IRB approach and supervisory slotting approach.
Definition of risk-weighted assets movement components related to credit risk and CCR
Description	Definition
Asset size	Represents changes on the portfolio size arising in the ordinary course of business (including new businesses). Asset size also includes movements arising from the application of the comprehensive approach with regard to the treatment of financial collateral
Asset quality/credit quality of counterparties	Represents changes in average risk weighting across credit risk classes
Model and parameter updates	Represents movements arising from internally driven or externally mandated updates to models and recalibrations of model parameters specific only to Credit Suisse
Methodology and policy changes	Represents movements arising from externally mandated regulatory methodology and policy changes to accounting and exposure classification and treatment policies not specific only to Credit Suisse
Acquisitions and disposals	Represents changes in book sizes due to acquisitions and disposals of entities
Foreign exchange impact	Represents changes in exchange rates of the transaction currencies compared to the Swiss franc
Other	Represents changes that cannot be attributed to any other category

Specialized lending
The following tables present the carrying values, exposure amounts and RWA for the Group’s specialized lending under the supervisory slotting approach.
CR10 – Specialized lending
end of		On- balance sheet amount	Off- balance sheet amount	Risk weight		Exposure amount	[1]	RWA	Expected losses
2Q21 (CHF million, except where indicated)
Other than high-volatility commercial real estate
Regulatory categories and remaining maturity
Strong	Less than 2.5 years	227	1,115	50%		840		445	0
	Equal to or more than 2.5 years	703	390	70%		917		681	4
Good	Less than 2.5 years	584	90	70%		633		443	2
	Equal to or more than 2.5 years	1,072	322	90%		1,250		1,176	10
Satisfactory		795	50	115%	[2]	823		867	20
Weak		50	53	250%		79		209	6
Default		46	0	–		46		0	23
Total		3,477	2,020	–		4,588		3,821	65
High-volatility commercial real estate
Regulatory categories and remaining maturity
Good	Equal to or more than 2.5 years	18	7	120%		9		27	0
Satisfactory		37	0	140%		38		55	1
Weak		146	0	250%		127		386	12
Default		0	2	–		2		0	1
Total		201	9	–		176		468	14
4Q20 (CHF million, except where indicated)
Other than high-volatility commercial real estate
Regulatory categories and remaining maturity
Strong	Less than 2.5 years	195	745	50%		604		320	0
	Equal to or more than 2.5 years	539	426	70%		776		576	3
Good	Less than 2.5 years	704	142	70%		782		580	3
	Equal to or more than 2.5 years	946	336	90%		1,122		1,070	9
Satisfactory		852	51	115%	[2]	881		1,074	25
Weak		51	59	250%		84		222	7
Default		56	0	–		56		0	28
Total		3,343	1,759	–		4,305		3,842	75
High-volatility commercial real estate
Regulatory categories and remaining maturity
Good	Equal to or more than 2.5 years	3	11	120%		9		11	0
Satisfactory		38	0	140%		38		56	1
Weak		90	67	250%		127		337	10
Default		0	2	–		2		0	1
Total		131	80	–		176		404	12
1 Exposure amounts in connection with IPRE.
2 For a portion of the exposure, a risk weight of 120% is applied.

Equity positions in the banking book
For equity type securities in the banking book, risk weights are determined using the simple risk-weight approach, which differentiates by equity sub-asset types, such as exchange-traded and other equity exposures.
CR10 – Equity positions in the banking book under the simple risk-weight approach
end of	On-balance sheet amount	Off-balance sheet amount	Risk weight	Exposure amount	RWA
2Q21 (CHF million)
Exchange-traded equity exposures	1,083	0	300%	1,083	3,444
Other equity exposures	1,021	0	400%	1,021	4,328
Total	2,104	0	–	2,104	7,772
4Q20 (CHF million)
Exchange-traded equity exposures	54	0	300%	54	173
Other equity exposures	1,003	0	400%	1,003	4,254
Total	1,057	0	–	1,057	4,427
Equity investments in funds exposures of CHF 793 million are not included in the above table.

Counterparty credit risk
General
Counterparty exposure
CCR arises from over-the-counter (OTC) and exchange-traded derivatives, as well securities financing transactions (SFTs), such as repurchase agreements, securities lending and borrowing and other similar products. CCR exposures depend on the value of underlying market factors, for example, interest rates and foreign exchange rates, which may be volatile.
Credit Suisse has received approval from FINMA to use the IMM for measuring CCR for the majority of the derivatives and the value-at-risk (VaR) model for SFTs.
Details of counterparty credit risk exposures
Analysis of counterparty credit risk exposure by approach
The following table presents a comprehensive view of the methods used to calculate CCR regulatory requirements and the main parameters used within each method.
CCR1 – Analysis of counterparty credit risk exposure by approach
end of	Re-placement cost	PFE	EEPE	Alpha used for computing regulatory EAD		EAD post-CRM	RWA
2Q21 (CHF million, except where indicated)
SA-CCR (for derivatives)	3,133	5,085	–	1.4		11,505	3,937
IMM (for derivatives)	–	–	17,080	1.6	[1]	27,213	8,338
VaR for SFTs	–	–	–	–		28,958	4,517
Total	–	–	–	–		67,676	16,792
4Q20 (CHF million, except where indicated)
SA-CCR (for derivatives)	2,939	5,098	–	1.4		11,251	4,120
IMM (for derivatives)	–	–	19,764	1.6	[1]	31,410	10,950
VaR for SFTs	–	–	–	–		34,467	5,499
Total	–	–	–	–		77,128	20,569
1 Alpha factor is set equal to 1.0 in case of wrong way risk.
CVA capital charge
The following table presents the CVA regulatory calculations by advanced and standardized approaches.
RWA decreased CHF 1.8 billion to CHF 6.7 billion compared to the end of 4Q20, mainly reflecting exposure updates across multiple counterparties and certain rating updates.
CCR2 – CVA capital charge
	2Q21		4Q20
end of	EAD post-CRM	RWA	EAD post-CRM	RWA
CHF million
Total portfolios subject to the advanced CVA capital charge	37,166	6,651	39,771	8,368
of which VaR component (including the 3 x multiplier)	–	1,507	–	2,112
of which stressed VaR component (including the 3 x multiplier)	–	5,144	–	6,256
All portfolios subject to the standardized CVA capital charge	0	0	110	130
Total subject to the CVA capital charge	37,166	6,651	39,881	8,498
EAD post-CRM is disclosed as of the end of the period (end of day), whereas the RWA is an average as of the last 12 weeks.

CCR exposures by regulatory portfolio and risk weight – standardized approach
The following table presents a breakdown of CCR exposures by regulatory portfolio (type of counterparties) and by risk weight (riskiness attributed to the exposure according to the standardized approach).
CCR3 – CCR exposures by regulatory portfolio and risk weight - standardized approach
	Risk weight
end of	0%	20%	50%	75%	100%	150%	Exposures post-CCF and CRM
2Q21 (CHF million)
Sovereigns	359	0	0	0	5	0	364
Institutions - Banks and securities dealer	0	203	294	0	7	0	504
Institutions - Other institutions	0	0	215	0	0	0	215
Corporates	0	705	7	0	1,461	51	2,224
Retail	0	0	0	71	145	0	216
Other exposures	0	0	0	0	760	0	760
Total	359	908	516	71	2,378	51	4,283
4Q20 (CHF million)
Sovereigns	451	0	0	0	0	0	451
Institutions - Banks and securities dealer	0	243	485	0	1	3	732
Institutions - Other institutions	0	0	274	0	0	0	274
Corporates	0	138	8	0	1,254	40	1,440
Retail	0	0	0	55	324	0	379
Other exposures	0	0	0	0	248	0	248
Total	451	381	767	55	1,827	43	3,524

CCR exposures by portfolio and PD scale – IRB models
The following table presents all relevant parameters used for the calculation of CCR capital requirements for IRB models.
> Refer to “Rating models” (pages 24 to 25) in Credit risk – Credit risk under internal risk-based approaches in the Credit Suisse Pillar 3 and regulatory disclosures 4Q20 report for further information on key models used at the group-wide level, an explanation of how the scope of models was determined and the risk-weighted assets covered by the models shown for each of the regulatory portfolios.
CCR4 – CCR exposures by portfolio and PD scale - IRB models
end of 2Q21	EAD post- CRM	Average PD	Number of obligors (thousands)	Average LGD	Average maturity (years)	RWA	RWA density
Sovereigns (CHF million, except where indicated)
0.00% to <0.15%	2,066	0.03%	< 0.1	48%	0.4	107	5%
0.15% to <0.25%	0	0.22%	< 0.1	58%	1.0	0	44%
0.25% to <0.50%	111	0.37%	< 0.1	41%	1.0	47	43%
2.50% to <10.00%	126	3.27%	< 0.1	41%	1.0	138	109%
Sub-total	2,303	0.22%	< 0.1	47%	0.5	292	13%
Institutions - Banks and securities dealer
0.00% to <0.15%	14,344	0.06%	0.5	58%	0.7	2,823	20%
0.15% to <0.25%	429	0.22%	< 0.1	57%	0.8	207	48%
0.25% to <0.50%	471	0.37%	< 0.1	58%	0.4	285	61%
0.50% to <0.75%	53	0.64%	< 0.1	55%	0.7	37	72%
0.75% to <2.50%	218	1.69%	< 0.1	55%	0.4	246	113%
2.50% to <10.00%	105	5.30%	< 0.1	54%	0.7	182	173%
10.00% to <100.00%	19	28.06%	< 0.1	59%	1.0	64	329%
100.00% (Default)	0	100.00%	< 0.1	60%	1.0	0	100%
Sub-total	15,639	0.17%	0.8	58%	0.7	3,844	25%
Institutions - Other institutions
0.00% to <0.15%	149	0.05%	< 0.1	9%	0.5	4	3%
0.50% to <0.75%	0	0.72%	< 0.1	44%	1.0	0	65%
Sub-total	149	0.05%	< 0.1	9%	0.5	4	3%
Corporates - Specialized lending
0.25% to <0.50%	9	0.37%	< 0.1	7%	1.0	1	8%
0.50% to <0.75%	2	0.58%	< 0.1	50%	1.0	2	66%
0.75% to <2.50%	1	1.24%	< 0.1	50%	1.0	1	90%
2.50% to <10.00%	14	4.26%	< 0.1	49%	1.0	19	137%
Sub-total	26	2.43%	< 0.1	35%	1.0	23	84%

CCR4 – CCR exposures by portfolio and PD scale - IRB models (continued)
end of 2Q21	EAD post- CRM	Average PD	Number of obligors (thousands)	Average LGD	Average maturity (years)	RWA	RWA density
Corporates without specialized lending (CHF million, except where indicated)
0.00% to <0.15%	35,073	0.05%	8.6	47%	0.5	3,808	11%
0.15% to <0.25%	1,906	0.21%	0.6	46%	0.8	673	35%
0.25% to <0.50%	1,182	0.37%	0.6	53%	0.8	652	55%
0.50% to <0.75%	315	0.63%	0.3	61%	0.6	275	87%
0.75% to <2.50%	1,347	1.58%	0.9	63%	0.8	1,894	141%
2.50% to <10.00%	916	5.75%	0.5	46%	1.0	1,776	194%
10.00% to <100.00%	13	16.44%	< 0.1	34%	1.0	23	179%
100.00% (Default)	15	100.00%	< 0.1	39%	1.0	16	106%
Sub-total	40,767	0.29%	11.6	48%	0.5	9,117	22%
Other retail
0.00% to <0.15%	3,717	0.04%	6.4	61%	0.9	258	7%
0.15% to <0.25%	301	0.18%	0.5	57%	1.0	67	22%
0.25% to <0.50%	132	0.33%	0.3	30%	1.0	25	19%
0.50% to <0.75%	102	0.58%	0.3	62%	1.0	53	51%
0.75% to <2.50%	74	1.82%	0.1	21%	3.4	19	26%
2.50% to <10.00%	126	4.12%	< 0.1	59%	1.4	113	90%
10.00% to <100.00%	1	19.04%	< 0.1	20%	0.2	0	45%
100.00% (Default)	0	100.00%	< 0.1	53%	1.0	0	109%
Sub-total	4,453	0.22%	7.7	59%	1.0	535	12%
Total (all portfolios)
0.00% to <0.15%	55,349	0.05%	15.5	51%	0.6	7,000	13%
0.15% to <0.25%	2,636	0.21%	1.2	49%	0.9	947	36%
0.25% to <0.50%	1,905	0.37%	1.0	52%	0.7	1,010	53%
0.50% to <0.75%	472	0.62%	0.6	61%	0.7	367	78%
0.75% to <2.50%	1,640	1.61%	1.1	60%	0.8	2,160	132%
2.50% to <10.00%	1,287	5.30%	0.7	48%	1.0	2,228	173%
10.00% to <100.00%	33	23.33%	< 0.1	49%	1.0	87	263%
100.00% (Default)	15	100.00%	< 0.1	39%	1.0	16	106%
Total (all portfolios)	63,337	0.25%	20.2	51%	0.6	13,815	22%
EAD post-CRM decreased CHF 10.2 billion to CHF 63.3 billion, compared to the end of 4Q20, primarily reflecting decreases in corporates without specialized lending and other retail exposures.

CCR4 – CCR exposures by portfolio and PD scale - IRB models
end of 4Q20	EAD post- CRM	Average PD	Number of obligors (thousands)	Average LGD	Average maturity (years)	RWA	RWA density
Sovereigns (CHF million, except where indicated)
0.00% to <0.15%	2,253	0.03%	< 0.1	49%	0.5	144	6%
0.15% to <0.25%	0	0.22%	< 0.1	58%	1.0	0	44%
0.25% to <0.50%	122	0.37%	< 0.1	41%	1.0	52	42%
2.50% to <10.00%	199	3.25%	< 0.1	41%	1.0	217	109%
Sub-total	2,574	0.29%	< 0.1	48%	0.6	413	16%
Institutions - Banks and securities dealer
0.00% to <0.15%	13,757	0.06%	0.4	58%	0.7	2,739	20%
0.15% to <0.25%	522	0.22%	0.1	59%	0.9	271	52%
0.25% to <0.50%	525	0.37%	0.1	58%	0.6	335	64%
0.50% to <0.75%	122	0.64%	< 0.1	51%	0.3	83	68%
0.75% to <2.50%	236	1.56%	0.1	54%	0.4	267	113%
2.50% to <10.00%	163	5.07%	0.1	53%	0.8	268	164%
10.00% to <100.00%	22	27.35%	< 0.1	58%	1.0	71	322%
Sub-total	15,347	0.20%	0.8	58%	0.7	4,034	26%
Institutions - Other institutions
0.00% to <0.15%	96	0.04%	< 0.1	11%	0.7	3	3%
Sub-total	96	0.04%	< 0.1	11%	0.7	3	3%
Corporates - Specialized lending
0.50% to <0.75%	4	0.58%	< 0.1	50%	1.0	2	66%
0.75% to <2.50%	23	2.03%	< 0.1	50%	1.0	26	113%
2.50% to <10.00%	14	3.91%	< 0.1	50%	1.0	19	140%
Sub-total	41	2.55%	< 0.1	50%	1.0	47	118%

CCR4 – CCR exposures by portfolio and PD scale - IRB models (continued)
end of 4Q20	EAD post- CRM	Average PD	Number obligors (thousands)	Average LGD	Average maturity (years)	RWA	RWA density
Corporates without specialized lending (CHF million, except where indicated)
0.00% to <0.15%	42,043	0.05%	9.2	48%	0.5	4,745	11%
0.15% to <0.25%	1,988	0.21%	0.7	49%	0.9	748	38%
0.25% to <0.50%	1,337	0.37%	0.7	54%	0.9	780	58%
0.50% to <0.75%	587	0.63%	0.3	71%	0.8	654	111%
0.75% to <2.50%	2,205	1.50%	1.1	65%	0.8	3,202	145%
2.50% to <10.00%	1,287	5.92%	0.6	44%	1.0	2,563	199%
10.00% to <100.00%	26	16.44%	< 0.1	42%	1.0	70	269%
100.00% (Default)	18	100.00%	< 0.1	39%	1.0	19	106%
Sub-total	49,491	0.33%	12.6	49%	0.5	12,781	26%
Other retail
0.00% to <0.15%	5,058	0.06%	6.1	67%	1.6	628	12%
0.15% to <0.25%	497	0.17%	0.5	21%	1.2	41	8%
0.25% to <0.50%	194	0.28%	0.3	60%	1.2	63	32%
0.50% to <0.75%	14	0.56%	0.3	29%	2.2	3	23%
0.75% to <2.50%	103	1.79%	0.1	12%	3.6	15	14%
2.50% to <10.00%	133	5.43%	< 0.1	56%	1.8	117	88%
10.00% to <100.00%	0	15.86%	< 0.1	35%	0.6	0	67%
100.00% (Default)	4	100.00%	< 0.1	31%	1.0	4	106%
Sub-total	6,003	0.29%	7.4	62%	1.6	871	15%
Total (all portfolios)
0.00% to <0.15%	63,207	0.05%	15.8	52%	0.6	8,259	13%
0.15% to <0.25%	3,007	0.20%	1.3	46%	1.0	1,060	35%
0.25% to <0.50%	2,178	0.36%	1.1	55%	0.9	1,230	56%
0.50% to <0.75%	727	0.63%	0.7	66%	0.8	742	102%
0.75% to <2.50%	2,567	1.52%	1.3	62%	0.9	3,510	137%
2.50% to <10.00%	1,796	5.50%	0.7	46%	1.0	3,184	177%
10.00% to <100.00%	48	21.40%	< 0.1	49%	1.0	141	292%
100.00% (Default)	22	100.00%	< 0.1	38%	1.0	23	106%
Total (all portfolios)	73,552	0.30%	20.9	52%	0.6	18,149	25%

Composition of collateral for CCR exposure
The following table presents a breakdown of all types of collateral posted or received by banks to support or reduce CCR exposures related to derivative transactions or SFTs, including transactions cleared through central counterparties (CCP). For disclosure purposes, the collateral values are presented as the market value of the collateral without any adjustments for haircuts.
CCR5 – Composition of collateral for CCR exposure
	Collateral used in derivative transactions						Collateral used in SFTs
	Fair value of collateral received			Fair value of posted collateral			Fair value of collateral received		Fair value of posted collateral
end of	Segregated	Unsegregated	Total	Segregated	Unsegregated	Total
2Q21 (CHF million)
Cash - domestic currency	0	8,237	8,237	0	1,132	1,132	342		6,332
Cash - other currencies	0	45,677	45,677	678	50,589	51,267	82,205		105,819
Domestic sovereign debt	0	50	50	0	0	0	2,921		43
Other sovereign debt	0	19,999	19,999	5,041	13,154	18,195	120,508		67,406
Government agency debt	0	130	130	0	24	24	1,409		2,742
Corporate bonds	0	10,924	10,924	0	311	311	52,000		26,333
Equity securities	0	28,309	28,309	919	1,499	2,418	168,899	[1]	38,338	[1]
Other collateral	0	3,809	3,809	5	45	50	29,827		14,835
Total	0	117,135	117,135	6,643	66,754	73,397	458,111		261,848
4Q20 (CHF million) [2]
Cash - domestic currency	0	6,335	6,335	0	1,461	1,461	303		3,399
Cash - other currencies	0	52,293	52,293	608	50,823	51,431	90,326		91,908
Domestic sovereign debt	0	42	42	0	0	0	2,311		143
Other sovereign debt	0	21,937	21,937	6,443	14,468	20,911	117,524		58,354
Government agency debt	0	161	161	0	7	7	1,279		3,309
Corporate bonds	0	9,782	9,782	0	207	207	59,989		24,710
Equity securities	0	30,725	30,725	1,216	1,218	2,434	228,828	[1]	91,405	[1]
Other collateral	0	4,044	4,044	5	44	49	27,118		13,013
Total	0	125,319	125,319	8,272	68,228	76,500	527,678		286,241
1
The equity prime brokerage business consists of clients acquiring long and short positions in the market in a Credit Suisse account along with the appropriate margins. In the case of a counterparty default, Credit Suisse gains control over the long positions and are free to sell them to cover the exposure and the long positions are thus considered as "collateral received". On the other hand, the short positions are considered as "trades" and are not reported in the disclosure as "posted collateral".

2 Reflects an update of the dataset, primarily related to the exclusion of certain transactions that do not generate counterparty credit risk. Prior period has been corrected.

Credit derivatives exposures
The following table presents the extent of the Group’s exposures to credit derivative transactions as protection bought or sold.
CCR6 – Credit derivatives exposures
	2Q21		4Q20
end of	Protection bought	Protection sold	Protection bought	Protection sold
Notionals (CHF billion)
Single-name CDS	108.1	90.5	104.8	88.0
Index CDS	179.6	154.6	170.1	149.4
Total return swaps	7.8	6.5	7.4	7.0
Credit options	0.1	0.0	0.5	0.0
Other credit derivatives	49.9	34.4	33.1	22.1
of which credit default swaptions	49.9	34.4	33.1	22.1
Total notionals	345.5	286.0	315.9	266.5
Fair values (CHF billion)
Positive fair value (asset)	2.3	3.4	2.5	4.0
Negative fair value (liability)	5.5	1.9	5.8	2.1
Includes the client leg of cleared credit derivatives.
RWA flow statements of CCR exposures under IMM
The following table presents the 2Q21 flow statement explaining changes in CCR RWA determined under the IMM for CCR (derivatives and SFTs).
CCR7 – Risk-weighted assets flow statements of CCR exposures under IMM
2Q21
CHF million
Risk-weighted assets at beginning of period	18,553
Asset size	(5,238)
Credit quality of counterparties	(152)
Model and parameter updates	113
Foreign exchange impact	(300)
Risk-weighted assets at end of period	12,976
> Refer to “RWA flow statement of credit risk exposures under IRB” (page 19) in Credit risk for definitions of the RWA flow statements components.
CCR RWA under IMM decreased CHF 5.6 billion to CHF 13.0 billion compared to the end of 1Q21, mainly driven by movements in risk levels attributable to asset size. The decrease in risk levels attributable to asset size was primarily driven by reduced OTC and securities financing business.
Exposures to central counterparties
The following table presents a comprehensive picture of the Group’s exposure to CCPs.
CCR8 – Exposures to central counterparties
	2Q21		4Q20
end of	EAD (post-CRM)	RWA	EAD (post-CRM)	RWA
CHF million
QCCPs
Exposures for trades at QCCPs	18,477	397	16,282	343
of which OTC derivatives	10,301	233	10,593	229
of which exchange-traded derivatives	6,838	137	5,206	104
of which SFTs	1,338	27	483	10
Segregated initial margin	2,737	–	4,132	–
Pre-funded default fund contributions	3,908	1,085	3,685	1,560
Total exposures to QCCPs	–	1,482	–	1,903
Non-QCCPs
Exposures for trades at non-QCCPs	0	0	21	21
of which SFTs	0	0	21	21
Pre-funded default fund contributions	2	20	7	84
Total exposures to non-QCCPs	–	20	–	105
1 Exposures associated with initial margin, where the exposures are measured under the IMM/SA-CCR, have been included within the exposures for trades.

Securitization
Securitization exposures in the banking book
Securitization exposures presented in the following table represent the EAD.
Securitization exposures in the banking book where the Group acts as originator increased CHF 3.6 billion to CHF 42.8 billion compared to the end of 4Q20, primarily reflecting new securitization structures and the foreign exchange impact.
Securitization exposures in the banking book where the Group acts as investor increased CHF 1.3 billion to CHF 12.4 billion compared to the end of 4Q20, primarily relating to wholesale exposures, particularly relating loans to corporates and other wholesale exposures.
SEC1 – Securitization exposures in the banking book
	Bank acts as originator			Bank acts as sponsor			Bank acts as investor
end of	Traditional	Synthetic	Total	Traditional	Synthetic	Total	Traditional	Synthetic	Total
2Q21 (CHF million)
Residential mortgages	134	951	1,085	0	0	0	1,611	182	1,793
Credit cards	0	0	0	861	0	861	776	0	776
Other retail exposures	310	183	493	2,627	0	2,627	3,347	182	3,529
Re-securitization	19	0	19	0	0	0	48	0	48
Total retail	463	1,134	1,597	3,488	0	3,488	5,782	364	6,146
Loans to corporates	0	27,616	27,616	1,247	0	1,247	2,887	0	2,887
Commercial mortgages	49	12,568	12,617	0	0	0	945	2	947
Lease and receivables	0	0	0	1,289	0	1,289	871	0	871
Other wholesale	936	0	936	1,149	0	1,149	1,540	26	1,566
Total wholesale	985	40,184	41,169	3,685	0	3,685	6,243	28	6,271
Total	1,448	41,318	42,766	7,173	0	7,173	12,025	392	12,417
4Q20 (CHF million)
Residential mortgages	134	1,246	1,380	0	0	0	1,387	233	1,620
Credit cards	0	0	0	205	0	205	1,445	0	1,445
Other retail exposures	195	456	651	3,148	0	3,148	2,704	190	2,894
Re-securitization	17	0	17	0	0	0	145	1	146
Total retail	346	1,702	2,048	3,353	0	3,353	5,681	424	6,105
Loans to corporates	0	24,187	24,187	652	0	652	2,179	0	2,179
Commercial mortgages	49	12,091	12,140	0	0	0	1,003	3	1,006
Lease and receivables	0	0	0	1,263	0	1,263	643	0	643
Other wholesale	834	0	834	1,127	0	1,127	1,173	34	1,207
Total wholesale	883	36,278	37,161	3,042	0	3,042	4,998	37	5,035
Total	1,229	37,980	39,209	6,395	0	6,395	10,679	461	11,140

Securitization exposures in the trading book
SEC2 – Securitization exposures in the trading book
	Bank acts as originator			Bank acts as sponsor			Bank acts as investor
end of	Traditional	Synthetic	Total	Traditional	Synthetic	Total	Traditional	Synthetic	Total
2Q21 (CHF million)
Residential mortgages	9	0	9	0	0	0	1,511	19	1,530
Credit cards	0	0	0	0	0	0	19	16	35
Other retail exposures	0	0	0	0	0	0	70	51	121
Re-securitization	13	0	13	0	0	0	71	1	72
Total retail	22	0	22	0	0	0	1,671	87	1,758
Loans to corporates	0	0	0	0	0	0	178	110	288
Commercial mortgages	125	0	125	0	0	0	661	111	772
Lease and receivables	0	0	0	0	0	0	280	109	389
Re-securitization	0	0	0	0	0	0	2	1	3
Total wholesale	125	0	125	0	0	0	1,121	331	1,452
Total	147	0	147	0	0	0	2,792	418	3,210
4Q20 (CHF million)
Residential mortgages	4	0	4	0	0	0	1,790	32	1,822
Credit cards	0	0	0	0	0	0	34	33	67
Other retail exposures	0	0	0	0	0	0	57	42	99
Re-securitization	13	0	13	0	0	0	42	1	43
Total retail	17	0	17	0	0	0	1,923	108	2,031
Loans to corporates	0	0	0	0	0	0	156	109	265
Commercial mortgages	62	0	62	0	0	0	757	84	841
Lease and receivables	0	0	0	0	0	0	188	51	239
Total wholesale	62	0	62	0	0	0	1,101	244	1,345
Total	79	0	79	0	0	0	3,024	352	3,376

Calculation of capital requirements
The following tables present the securitization exposures in the banking book and the associated regulatory capital requirements.
> Refer to “Market risk under standardized approach” (page 36) in Market risk for capital charges related to securitization positions in the trading book.
SEC3 – Securitization exposures in the banking book and associated regulatory capital requirements - Credit Suisse acting as originator or as sponsor
	Exposure value (by RW band)					Exposure value (by regulatory approach)				RWA (by regulatory approach)				Capital charge after cap
end of	<=20% RW	>20% to 50% RW	>50% to 100% RW	>100% to <1250% RW	1250% RW	SEC-IRBA	SEC-ERBA	SEC-SA	1250% RW	SEC-IRBA	SEC-ERBA	SEC-SA	1250% RW	SEC-IRBA	SEC-ERBA	SEC-SA	1250% RW
2Q21 (CHF million)
Total exposures	43,891	3,859	1,223	927	39	41,696	701	7,503	39	7,862	953	2,519	485	608	62	181	39
Traditional securitization	4,576	2,074	1,055	878	39	936	701	6,946	39	529	953	2,319	485	21	62	165	39
of which securitization	4,576	2,074	1,055	878	20	936	701	6,946	20	529	953	2,319	248	21	62	165	20
of which retail underlying	3,157	538	146	83	9	0	430	3,493	9	0	400	898	115	0	18	52	9
of which wholesale	1,419	1,536	909	795	11	936	271	3,453	11	529	553	1,421	133	21	44	113	11
of which re-securitization	0	0	0	0	19	0	0	0	19	0	0	0	237	0	0	0	19
of which senior	0	0	0	0	13	0	0	0	13	0	0	0	161	0	0	0	13
of which non-senior	0	0	0	0	6	0	0	0	6	0	0	0	76	0	0	0	6
Synthetic securitization	39,315	1,785	168	49	0	40,760	0	557	0	7,333	0	200	0	587	0	16	0
of which securitization	39,315	1,785	168	49	0	40,760	0	557	0	7,333	0	200	0	587	0	16	0
of which retail underlying	1,073	58	1	1	0	1,133	0	0	0	220	0	0	0	18	0	0	0
of which wholesale	38,242	1,727	167	48	0	39,627	0	557	0	7,113	0	200	0	569	0	16	0
4Q20 (CHF million)
Total exposures	41,145	3,175	1,016	211	57	38,473	742	6,332	57	7,187	803	1,889	711	542	59	143	57
Traditional securitization	4,372	2,106	949	162	36	834	742	6,013	36	523	803	1,767	447	24	59	133	36
of which securitization	4,372	2,106	949	162	19	834	742	6,013	19	523	803	1,767	231	24	59	133	19
of which retail underlying	2,779	733	150	15	7	0	506	3,170	7	0	330	654	84	0	21	44	7
of which wholesale	1,593	1,373	799	147	12	834	236	2,843	12	523	473	1,113	147	24	38	89	12
of which re-securitization	0	0	0	0	17	0	0	0	17	0	0	0	216	0	0	0	17
of which senior	0	0	0	0	12	0	0	0	12	0	0	0	155	0	0	0	12
of which non-senior	0	0	0	0	5	0	0	0	5	0	0	0	61	0	0	0	5
Synthetic securitization	36,773	1,069	67	49	21	37,639	0	319	21	6,664	0	122	264	518	0	10	21
of which securitization	36,773	1,069	67	49	21	37,639	0	319	21	6,664	0	122	264	518	0	10	21
of which retail underlying	1,573	119	0	4	5	1,697	0	0	5	338	0	0	65	27	0	0	5
of which wholesale	35,200	950	67	45	16	35,942	0	319	16	6,326	0	122	199	491	0	10	16
32 / 33

SEC4 – Securitization exposures in the banking book and associated regulatory capital requirements - Credit Suisse acting as investor
	Exposure value (by RW band)					Exposure value (by regulatory approach)				RWA (by regulatory approach)				Capital charge after cap
end of	<=20% RW	>20% to 50% RW	>50% to 100% RW	>100% to <1250% RW	1250% RW	SEC-IRBA	SEC-ERBA	SEC-SA	1250% RW	SEC-IRBA	SEC-ERBA	SEC-SA	1250% RW	SEC-IRBA	SEC-ERBA	SEC-SA	1250% RW
2Q21 (CHF million)
Total exposures	8,642	2,511	945	319	0	2,251	770	9,396	0	338	415	2,656	3	27	33	199	0
Traditional securitization	8,413	2,420	945	246	0	2,251	552	9,221	0	338	257	2,623	0	27	20	197	0
of which securitization	8,413	2,420	945	198	0	2,251	552	9,173	0	338	257	2,566	0	27	20	192	0
of which retail underlying	3,962	1,515	127	130	0	0	68	5,666	0	0	43	1,364	0	0	3	105	0
of which wholesale	4,451	905	818	68	0	2,251	484	3,507	0	338	214	1,202	0	27	17	87	0
of which re-securitization	0	0	0	48	0	0	0	48	0	0	0	57	0	0	0	5	0
of which senior	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
of which non-senior	0	0	0	48	0	0	0	48	0	0	0	57	0	0	0	5	0
Synthetic securitization	229	91	0	73	0	0	218	175	0	0	158	33	3	0	13	2	0
of which securitization	229	91	0	73	0	0	218	175	0	0	158	33	0	0	13	2	0
of which retail underlying	201	91	0	73	0	0	217	148	0	0	157	29	0	0	13	2	0
of which wholesale	28	0	0	0	0	0	1	27	0	0	1	4	0	0	0	0	0
of which re-securitization	0	0	0	0	0	0	0	0	0	0	0	0	3	0	0	0	0
of which senior	0	0	0	0	0	0	0	0	0	0	0	0	3	0	0	0	0
4Q20 (CHF million)
Total exposures	8,224	1,594	922	396	4	1,896	858	8,382	4	284	365	2,624	46	22	29	181	4
Traditional securitization	8,049	1,396	845	384	4	1,896	581	8,197	4	284	219	2,576	46	22	18	178	4
of which securitization	8,049	1,396	845	239	4	1,896	581	8,053	4	284	219	2,384	46	22	18	163	4
of which retail underlying	4,188	1,011	292	45	0	0	114	5,422	0	0	62	1,108	0	0	5	89	0
of which wholesale	3,861	385	553	194	4	1,896	467	2,631	4	284	157	1,276	46	22	13	74	4
of which re-securitization	0	0	0	145	0	0	0	144	0	0	0	192	0	0	0	15	0
of which non-senior	0	0	0	145	0	0	0	144	0	0	0	192	0	0	0	15	0
Synthetic securitization	175	198	77	12	0	0	277	185	0	0	146	48	0	0	11	3	0
of which securitization	175	198	77	11	0	0	277	184	0	0	146	46	0	0	11	3	0
of which retail underlying	138	198	77	11	0	0	274	150	0	0	144	41	0	0	11	3	0
of which wholesale	37	0	0	0	0	0	3	34	0	0	2	5	0	0	0	0	0
of which re-securitization	0	0	0	1	0	0	0	1	0	0	0	2	0	0	0	0	0
of which senior	0	0	0	1	0	0	0	1	0	0	0	2	0	0	0	0	0
34 / 35

Market risk
General
We use the advanced approach for calculating the market risk capital requirements for the majority of our market risk exposures. As of June 30, 2021, 92% of our market risk RWA was computed using internal models.
Market risk under standardized approach
The following table shows the components of RWA under the standardized approach for market risk. In line with regulatory requirements, the standardized measurement method is used for the specific risk of securitized exposures.
MR1 – Market risk under standardized approach
end of	2Q21	4Q20
Risk-weighted assets (CHF million)
Securitization	1,593	1,478
Total risk-weighted assets	1,593	1,478
Market risk under internal model approach
RWA flow statements of market risk exposures under an IMA
The following table presents the 2Q21 flow statement explaining variations in the market risk RWA determined under an internal model approach (IMA).
Market risk RWA under an IMA decreased CHF 2.0 billion to CHF 18.3 billion compared to the end of 1Q21, primarily due to a decrease in stressed VaR, incremental risk charge (IRC) and risks not in VaR reflecting a decrease in average risk levels, mainly across businesses within the Investment Bank.
MR2 – Risk-weighted assets flow statements of market risk exposures under an IMA
2Q21	Regulatory VaR	Stressed VaR	IRC	Other	[1]	Total
CHF million
Risk-weighted assets at beginning of period	5,539	6,710	2,058	5,961		20,268
Regulatory adjustment	1,084	2,498	0	(412)		3,170
Risk-weighted assets at beginning of period (end of day)	6,623	9,208	2,058	5,549		23,438
Movement in risk levels	(1,820)	(2,844)	(319)	(558)		(5,541)
Model and parameter updates	41	(357)	0	0		(316)
Foreign exchange impact	(83)	(113)	(42)	(112)		(350)
Risk-weighted assets at end of period (end of day)	4,761	5,894	1,697	4,879		17,231
Regulatory adjustment	743	61	36	204		1,044
Risk-weighted assets at end of period	5,504	5,955	1,733	5,083		18,275
1 Risks not in VaR.
Definitions of risk-weighted assets movement components related to market risk
Description	Definition
RWA as of the end of the previous/current reporting periods	Represents RWA at quarter-end
Regulatory adjustment	Indicates the difference between RWA and RWA (end of day) at beginning and end of period
RWA as of the previous/current quarters end (end of day)	For a given component (e.g., VaR) it refers to the RWA that would be computed if the snapshot quarter end amount of the component determines the quarter end RWA, as opposed to a 60-day average for regulatory
Movement in risk levels	Represents movements due to position changes
Model and parameter updates	Represents movements arising from internally driven or externally mandated updates to models and recalibrations of model parameters specific only to Credit Suisse
Methodology and policy changes	Represents movements arising from externally mandated regulatory methodology and policy changes to accounting and exposure classification and treatment policies not specific only to Credit Suisse
Acquisitions and disposals	Represents changes in book sizes due to acquisitions and disposals of entities
Foreign exchange impact	Represents changes in exchange rates of the transaction currencies compared to the Swiss franc
Other	Represents changes that cannot be attributed to any other category

IMA approach values for trading portfolios
The following table presents the maximum, minimum, average and period-end values resulting from the different types of models used for computing regulatory capital charges at the Group level, before any additional capital charge is applied.
MR3 – Regulatory VaR, stressed VaR and Incremental Risk Charge
in / end of	1H21	2H20
CHF million
Regulatory VaR (10 day 99%)
Maximum value	178	123
Average value	144	98
Minimum value	118	81
Period-end value	127	123
Stressed VaR (10 day 99%)
Maximum value	247	179
Average value	164	141
Minimum value	118	102
Period-end value	157	170
IRC (99.9%)
Maximum value	199	208
Average value	147	152
Minimum value	111	112
Period-end value	136	187
During 1H21, the decreases in period-end IRC was primarily driven by the reduced traded credit exposures within the Investment Bank.
Comparison of VaR estimates with gains/losses
The following chart compares the results of estimates from the regulatory VaR model with both hypothetical and actual trading outcomes.
Backtesting involves comparing the results produced by the VaR model with the hypothetical trading revenues on the trading book. Hypothetical trading revenues are defined in compliance with regulatory requirements and aligned with the VaR model output by excluding (i) non-market elements (such as fees, commissions, cancellations and terminations, net cost of funding and credit-related valuation adjustments) and (ii) gains and losses from intra-day trading. A backtesting exception occurs when a hypothetical trading loss exceeds the daily VaR estimate.
For capital purposes and in line with Bank for International Settlements (BIS) requirements, FINMA increases the capital multiplier for every regulatory VaR backtesting exception above four in the prior rolling 12-month period, resulting in an incremental market risk capital requirement for the Group. VaR models with less than five backtesting exceptions are considered by regulators to be classified in a defined “green zone”. The “green zone” corresponds to backtesting results that do not themselves suggest a problem with the quality or accuracy of a bank’s model.
In 1H21, there were no backtesting exceptions in our regulatory VaR model. Since there were fewer than five backtesting exceptions in the rolling 12-month period through the end of 2Q21, in line with BIS industry guidelines, the bank is in the “green zone”.

Additional regulatory disclosures
Composition of capital
Credit Suisse is a systemically important financial institution.
> Refer to “Swiss capital requirements” (pages 3 to 4) for the systemically important financial institution view.
The following tables provide details on the composition of Swiss regulatory capital including common equity tier 1 (CET1) capital, additional tier 1 capital and tier 2 capital as if the Group was not a systemically important financial institution.
CC1 - Composition of regulatory capital
end of 2Q21		Amounts	Reference	[1]
Swiss CET1 capital (CHF million)
1	Directly issued qualifying common share (and equivalent for non-joint stock companies) capital plus related stock surplus	34,739	1
2	Retained earnings	32,715	2
3	Accumulated other comprehensive income (and other reserves) [2]	(23,874)	3
6	CET1 capital before regulatory adjustments	43,580
7	Prudential valuation adjustments	(49)
8	Goodwill, net of tax	(4,550)	4
9	Other intangible assets (excluding mortgage servicing rights), net of tax	(54)	5
10	Deferred tax assets that rely on future profitability (excluding temporary differences), net of tax	(1,380)	6
11	Cash flow hedge reserve	(70)
12	Shortfall of provisions to expected losses	(246)
14	Gains/(losses) due to changes in own credit on fair-valued liabilities	2,521
15	Defined benefit pension plan assets	(2,341)	7
16	Investments in own shares	(60)
26b	National specific regulatory adjustments	1,583
28	Total regulatory adjustments to CET1 capital	(4,646)
29	CET1 capital	38,934
30	Directly issued qualifying additional tier 1 instruments plus related stock surplus [3]	16,274
32	of which classified as liabilities under applicable accounting standards	16,274	9
36	Additional tier 1 capital before regulatory adjustments	16,274
37	Investments in own additional tier 1 instruments	(60)
43	Total regulatory adjustments to additional tier 1 capital	(60)
44	Additional tier 1 capital	16,214
Swiss tier 1 capital (CHF million)
45	Tier 1 capital	55,148
Swiss tier 2 capital (CHF million)
46	Directly issued qualifying tier 2 instruments plus related stock surplus [4]	994	10
47	Directly issued capital instruments subject to phase-out from tier 2 capital	252	11
58	Tier 2 capital	1,246
Swiss eligible capital (CHF million)
59	Total eligible capital	56,394
1
Refer to the balance sheet under regulatory scope of consolidation in the table "CC2 - Reconciliation of regulatory capital to balance sheet". Only material items are referenced to the balance sheet.

2 Includes treasury shares.
3
Consists of high-trigger and low-trigger capital instruments. Of this amount, CHF 11.6 billion consists of capital instruments with a capital ratio write-down trigger of 7% and CHF 4.6 billion consists of capital instruments with a capital ratio write-down trigger of 5.125%.

4 Consists of low-trigger capital instruments with a capital ratio write-down trigger of 5%.

CC1 - Composition of regulatory capital (continued)
end of 2Q21		Amounts	Reference	[1]
Swiss risk-weighted assets (CHF million)
60	Risk-weighted assets	284,295
Swiss risk-based capital ratios as a percentage of risk-weighted assets (%)
61	CET1 capital ratio	13.7
62	Tier 1 capital ratio	19.4
63	Total capital ratio	19.8
BIS CET1 buffer requirements (%) [2]
64	Total BIS CET buffer requirement	3.522
65	of which capital conservation buffer	2.5
66	of which extended countercyclical buffer	0.022
67	of which progressive buffer for G-SIB and/or D-SIB	1.0
68	CET1 capital ratio available after meeting the bank's minimum capital requirements [3]	9.2
Amounts below the thresholds for deduction (before risk weighting) (CHF million)
72	Non-significant investments in the capital and other TLAC liabilities of other financial entities	3,353
73	Significant investments in the common stock of financial entities	1,735
74	Mortgage servicing rights, net of tax	165
75	Deferred tax assets arising from temporary differences, net of tax	3,159
Applicable caps on the inclusion of provisions in tier 2 (CHF million)
77	Cap on inclusion of provisions in tier 2 under standardized approach	309
79	Cap for inclusion of provisions in tier 2 under internal ratings-based approach	762
Capital instruments subject to phase-out arrangements (CHF million)
84	Current cap on tier 2 instruments subject to phase-out arrangements	252
1
Refer to the balance sheet under regulatory scope of consolidation in the table "CC2 - Reconciliation of regulatory capital to balance sheet". Only material items are referenced to the balance sheet.

2 CET1 buffer requirements are based on BIS requirements as a percentage of Swiss risk-weighted assets.
3 Reflects the Swiss CET1 capital ratio, less the BIS minimum CET1 ratio requirement of 4.5%.

The following table presents the balance sheet as published in the consolidated financial statements of the Group and the balance sheet under the regulatory scope of consolidation.
CC2 - Reconciliation of regulatory capital to balance sheet
end of 2Q21	Financial statements	Regulatory scope of consolidation	Reference to composition of capital
Assets (CHF million)
Cash and due from banks	146,358	145,983
Interest-bearing deposits with banks	1,313	1,651
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	94,645	94,645
Securities received as collateral, at fair value	38,686	38,686
Trading assets, at fair value	130,505	124,462
Investment securities	794	794
Other investments	4,578	4,809
Net loans	299,844	299,574
Goodwill	4,588	4,593	4
Other intangible assets	245	245
of which other intangible assets (excluding mortgage servicing rights)	56	56	5
Brokerage receivables	33,072	33,072
Other assets	42,171	41,198
of which deferred tax assets related to net operating losses	1,380	1,380	6
of which deferred tax assets from temporary differences	2,821	2,358	8
of which defined benefit pension plan assets	3,047	3,047	7
Total assets	796,799	789,712
Liabilities and equity (CHF million)
Due to banks	20,948	21,633
Customer deposits	397,298	397,238
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	20,924	25,614
Obligation to return securities received as collateral, at fair value	38,686	38,686
Trading liabilities, at fair value	32,972	33,013
Short-term borrowings	22,366	15,768
Long-term debt	170,227	168,651
Brokerage payables	20,432	20,432
Other liabilities	29,071	23,064
Total liabilities	752,924	744,099
of which additional tier 1 instruments, fully eligible	17,366	16,214	9
of which tier 2 instruments, fully eligible	2,484	993	10
of which tier 2 instruments subject to phase-out	350	252	11
Common shares	106	106	1
Additional paid-in capital	34,633	34,538	1
Retained earnings	32,715	32,730	2
Treasury shares, at cost	(2,177)	(418)	3
Accumulated other comprehensive income/(loss)	(21,697)	(21,662)	3
Total shareholders' equity [1]	43,580	45,294
Noncontrolling interests [2]	295	319
Total equity	43,875	45,613
Total liabilities and equity	796,799	789,712
1 Eligible as CET1 capital, prior to regulatory adjustments.
2
The difference between the accounting and regulatory scope of consolidation primarily represents private equity and other fund type vehicles, which FINMA does not require to consolidate for capital adequacy reporting.

Composition of TLAC
The following table presents the composition of our TLAC.
TLAC1 - TLAC composition for G-SIBs
end of	2Q21
TLAC (CHF million)
CET1 capital	38,934
Additional tier 1 instruments eligible under TLAC framework	16,214
Tier 2 capital before TLAC adjustments	1,245
TLAC adjustments	1,502
of which amortized portion of tier 2 instruments where remaining maturity > 1 year	1,502
Tier 2 instruments eligible under TLAC framework	2,747
TLAC arising from regulatory capital	57,895
External TLAC instruments issued directly by Credit Suisse Group AG and subordinated to excluded liabilities	47,111
External TLAC instruments issued by funding vehicles prior to January 1, 2022	5,344
TLAC arising from non-regulatory capital instruments before adjustments	52,455
TLAC before deductions	110,350
Deduction of investment in own other TLAC liabilities	62
Other adjustments to TLAC	3,261
TLAC	107,027
Risk-weighted assets and leverage exposure (CHF million)
Swiss risk-weighted assets	284,295
Leverage exposure	916,888
TLAC ratios and buffers (%)
TLAC ratio	37.6
TLAC leverage ratio	11.7
CET1 capital ratio available after meeting the resolution group’s minimum capital and TLAC requirements	9.2
Institution-specific buffer requirement (capital conservation buffer plus countercyclical buffer requirements plus higher loss absorbency requirement, expressed as a percentage of risk-weighted assets)	3.522
of which capital conservation buffer requirement	2.5
of which bank specific countercyclical buffer requirement	0.022
of which higher loss absorbency requirement	1.0

The following table presents information regarding creditors’ rankings of the liabilities structure of the resolution entity.
TLAC3 - Resolution entity - Creditor ranking at legal entity level
	Creditor ranking
end of 2Q21	Shareholders' equity	[1]	Subordinated debt instruments Additional tier 1	Bail-in debt instruments and pari passu liabilities	[2]	Total
CHF million
Total capital and liabilities net of credit risk mitigation	44,104		16,171	47,119		107,394
Excluded liabilities	–		–	375		375
Total capital and liabilities less excluded liabilities	44,104		16,171	46,744		107,019
of which potentially eligible as TLAC [3]	44,104		15,889	46,379		106,372
of which residual maturity between 1 to 2 years	–		–	4,619		4,619
of which residual maturity between 2 to 5 years	–		–	19,344		19,344
of which residual maturity between 5 to 10 years	–		–	13,815		13,815
of which residual maturity greater than 10 years, excluding perpetual securities	–		–	8,601		8,601
of which perpetual securities	44,104		15,889	–		59,993
Presented for Credit Suisse Group AG at the legal entity level and therefore instruments issued by subsidiaries and special purpose entities are excluded. Effective November 3, 2020, Credit Suisse Group AG and Credit Suisse Group Funding (Guernsey) Limited exercised the voluntary issuer substitution clause included in the terms of senior unsecured notes issued by Credit Suisse Group Funding (Guernsey) Limited with a maturity date post December 31, 2022. The issuer of these notes, which qualify as TLAC, has migrated from Credit Suisse Group Funding (Guernsey) Limited to Credit Suisse Group AG. Amounts are prepared in accordance with the provisions of the Swiss Law on Accounting and Financial Reporting (32nd title of the Swiss Code of Obligations).

1 Includes nominal share capital of CHF 106 million.
2 Amount does not include CHF 7,042 million of intercompany liabilities, which are pari passu to the external bail-in debt instruments and are not considered to be excluded liabilities.
3 Accrued but not yet paid interest on TLAC instruments is not eligible as TLAC, but can be bailed in by FINMA.

Key prudential metrics
Most line items in the following table presents the view as if the Group was not a systemically important financial institution.
KM1 - Key metrics
end of	2Q21	1Q21	4Q20		3Q20		2Q20
Capital (CHF million)
Swiss CET1 capital	38,934	36,959	35,351		37,076		37,339
Fully loaded CECL accounting model Swiss CET1 capital [1]	38,934	36,959	35,297		37,076		37,339
Swiss tier 1 capital	55,148	53,406	51,192		52,317		51,674
Fully loaded CECL accounting model Swiss tier 1 capital [1]	55,148	53,406	51,139		52,317		51,674
Swiss total eligible capital	56,394	54,682	52,426		53,618		54,890
Fully loaded CECL accounting model Swiss total eligible capital [1]	56,394	54,682	52,373		53,618		54,890
Minimum capital requirement (8% of Swiss risk-weighted assets) [2]	22,744	24,270	22,046		22,869		23,991
Risk-weighted assets (CHF million)
Swiss risk-weighted assets	284,295	303,380	275,576		285,857		299,893
Risk-based capital ratios as a percentage of risk-weighted assets (%)
Swiss CET1 capital ratio	13.7	12.2	12.8		13.0		12.5
Fully loaded CECL accounting model Swiss CET1 capital ratio [1]	13.7	12.2	12.8		13.0		12.5
Swiss tier 1 capital ratio	19.4	17.6	18.6		18.3		17.2
Fully loaded CECL accounting model Swiss tier 1 capital ratio [1]	19.4	17.6	18.6		18.3		17.2
Swiss total capital ratio	19.8	18.0	19.0		18.8		18.3
Fully loaded CECL accounting model Swiss total capital ratio [1]	19.8	18.0	19.0		18.8		18.3
BIS CET1 buffer requirements (%) [3]
Capital conservation buffer	2.5	2.5	2.5		2.5		2.5
Extended countercyclical buffer	0.022	0.021	0.022		0.022		0.026
Progressive buffer for G-SIB and/or D-SIB	1.0	1.0	1.0		1.0		1.0
Total BIS CET1 buffer requirement	3.522	3.521	3.522		3.522		3.526
CET1 capital ratio available after meeting the bank's minimum capital requirements [4]	9.2	7.7	8.3		8.5		8.0
Basel III leverage ratio (CHF million)
Leverage exposure	916,888	967,798	799,853	[5]	824,420	[5]	836,755	[5]
Basel III leverage ratio (%)	6.0	5.5	6.4		6.3		6.2
Fully loaded CECL accounting model Basel III leverage ratio (%) [1]	6.0	5.5	6.4		6.3		6.2
Liquidity coverage ratio (CHF million) [6]
Numerator: total high-quality liquid assets	209,256	211,307	203,536		210,526		202,998
Denominator: net cash outflows	97,007	103,088	107,376		110,882		103,743
Liquidity coverage ratio (%)	216	205	190		190		196
1
The fully loaded US GAAP CECL accounting model excludes the transitional relief of recognizing CECL allowances and provisions in CET1 capital in accordance with FINMA Circular 2013/1 “Eligible capital – banks”.

2 Calculated as 8% of Swiss risk-weighted assets, based on total capital minimum requirements, excluding the BIS CET1 buffer requirements.
3 CET1 buffer requirements are based on BIS requirements as a percentage of Swiss risk-weighted assets.
4 Reflects the Swiss CET1 capital ratio, less the BIS minimum CET1 ratio requirement of 4.5%.
5 Reflects the temporary exclusion of central bank deposits in all currencies from the leverage exposure, after adjusting for the dividend paid in 2020, in accordance with FINMA Guidance.
6 Calculated using a three-month average, which is calculated on a daily basis.
> Refer to “Swiss capital requirements” (pages 3 to 4) for the systemically important financial institution view.
> Refer to “Swiss metrics” (pages 58 to 59) and “Risk-weighted assets” (pages 56 to 57) in II – Treasury, risk, balance sheet and off-balance sheet – Capital management in the Credit Suisse Financial Report 2Q21 for further information on movements in capital, capital ratios, risk-weighted assets and leverage ratios.
> Refer to “Liquidity coverage ratio” (page 50) in II – Treasury, risk, balance sheet and off-balance sheet – Liquidity and funding management – Liquidity management in the Credit Suisse Financial Report 2Q21 for further information on movements in liquidity coverage ratio.
> Refer to “Swiss requirements” (page 53) in II – Treasury, risk, balance sheet and off-balance sheet – Capital management – Regulatory framework in the Credit Suisse Financial Report 2Q21 for further information on additional CET1 buffer requirements.

The following table presents information about available TLAC and TLAC requirements applied at the resolution group level, which is defined as Credit Suisse Group AG consolidated.
KM2 - Key metrics - TLAC requirements (at resolution group level)
end of	2Q21	1Q21	4Q20		3Q20		2Q20
CHF million
TLAC	107,027	105,862	93,390		96,820		98,757
Fully loaded CECL accounting model TLAC [1]	107,027	105,862	93,336		96,820		98,757
Swiss risk-weighted assets	284,295	303,380	275,576		285,857		299,893
TLAC ratio (%)	37.6	34.9	33.9		33.9		32.9
Fully loaded CECL accounting model TLAC ratio [1]	37.6	34.9	33.9		33.9		32.9
Leverage exposure	916,888	967,798	799,853	[2]	824,420	[2]	836,755	[2]
TLAC leverage ratio (%)	11.7	10.9	11.7		11.7		11.8
Fully loaded CECL accounting model TLAC leverage ratio [1]	11.7	10.9	11.7		11.7		11.8
Does the subordination exemption in the antepenultimate paragraph of Section 11 of the FSB TLAC Term Sheet apply?	No	No	No		No		No
Does the subordination exemption in the penultimate paragraph of Section 11 of the FSB TLAC Term Sheet apply?	No	No	No		No		No
If the capped subordination exemption applies, the amount of funding issued that ranks pari passu with Excluded Liabilities and that is recognized as external TLAC, divided by funding issued that ranks pari passu with Excluded Liabilities and that would be recognized as external TLAC if no cap was applied (%)	N/A - refer to our response above	N/A - refer to our response above	N/A - refer to our response above		N/A - refer to our response above		N/A - refer to our response above
1
The fully loaded US GAAP CECL accounting model excludes the transitional relief of recognizing CECL allowances and provisions in CET1 capital in accordance with FINMA Circular 2013/1 “Eligible capital – banks”.

2 Reflects the temporary exclusion of central bank deposits in all currencies from the leverage exposure, after adjusting for the dividend paid in 2020, in accordance with FINMA Guidance.
Macroprudential supervisor measures
The following table presents an overview of the geographical distribution of RWA for private sector credit exposures used in the calculation of the extended countercyclical buffer (CCyB).
CCyB1 - Geographical distribution of risk-weighted assets used in the CCyB
end of	CCyB rate (%)	RWA used in the computation of the CCyB	Bank- specific CCyB rate (%)	CCyB amount
2Q21 (CHF million)
Hong Kong	1.00	2,303	–	–
Sweden	0.00	547	–	–
UK	0.00	11,277	–	–
France	0.00	3,186	–	–
Luxembourg	0.25	4,644	–	–
Germany	0.00	3,402	–	–
Subtotal	–	25,359	–	–
Other countries	0.00	133,151	–	–
Total [1]	–	158,510	0.022	62
4Q20 (CHF million)
Hong Kong	1.00	2,604	–	–
Sweden	0.00	699	–	–
UK	0.00	7,347	–	–
France	0.00	2,613	–	–
Luxembourg	0.25	5,067	–	–
Germany	0.00	4,439	–	–
Subtotal	–	22,769	–	–
Other countries	0.00	153,840	–	–
Total [1]	–	176,609	0.022	60
1
Reflects the total of RWA for private sector credit exposures across all jurisdictions to which the Group is exposed, including jurisdictions with no CCyB rate or with a CCyB rate set at zero, and value of the Group specific CCyB rate and resulting CCyB amount.

Leverage metrics
Credit Suisse has adopted the BIS leverage ratio framework, as issued by the BCBS and implemented in Switzerland by FINMA.
> Refer to “Leverage metrics” (page 58) and “Swiss metrics” (pages 58 to 59) in II – Treasury, risk, balance sheet and off-balance sheet – Capital management in the Credit Suisse Financial Report 2Q21 for further information on leverage metrics, including the calculation methodology and movements in leverage exposures.
LR1 - Summary comparison of accounting assets vs leverage ratio exposure
end of	2Q21
Reconciliation of consolidated assets to leverage exposure (CHF million)
Total consolidated assets as per published financial statements	796,799
Adjustment for investments in banking, financial, insurance or commercial entities that are consolidated for accounting purposes but outside the scope of regulatory consolidation [1]	(16,200)
Adjustments for derivatives financial instruments	65,914
Adjustments for SFTs (i.e. repos and similar secured lending)	(30,145)
Adjustments for off-balance sheet items (i.e. conversion to credit equivalent amounts of off-balance sheet exposures)	97,758
Other adjustments	2,762
Leverage exposure	916,888
1
Includes adjustments for investments in banking, financial, insurance or commercial entities that are consolidated for accounting purposes but outside the scope of regulatory consolidation and tier 1 capital deductions related to balance sheet assets.

LR2 - Leverage ratio common disclosure template
end of	2Q21	1Q21
Reconciliation of consolidated assets to leverage exposure (CHF million)
On-balance sheet items (excluding derivatives and SFTs, but including collateral)	619,457	643,820
Asset amounts deducted from Basel III tier 1 capital	(8,866)	(9,678)
Total on-balance sheet exposures	610,591	634,142
Reconciliation of consolidated assets to leverage exposure (CHF million)
Replacement cost associated with all derivatives transactions (i.e. net of eligible cash variation margin)	28,451	33,911
Add-on amounts for PFE associated with all derivatives transactions	62,636	76,701
Gross-up for derivatives collateral provided where deducted from the balance sheet assets pursuant to the operative accounting framework	21,161	24,630
Deductions of receivables assets for cash variation margin provided in derivatives transactions	(20,182)	(22,937)
Exempted CCP leg of client-cleared trade exposures	(6,430)	(12,393)
Adjusted effective notional amount of all written credit derivatives	235,434	278,256
Adjusted effective notional offsets and add-on deductions for written credit derivatives	(230,544)	(273,208)
Derivative Exposures	90,526	104,960
Securities financing transaction exposures (CHF million)
Gross SFT assets (with no recognition of netting), after adjusting for sale accounting transactions	124,025	127,422
Netted amounts of cash payables and cash receivables of gross SFT assets	(14,553)	(9,923)
Counterparty credit risk exposure for SFT assets	8,541	13,188
Securities financing transaction exposures	118,013	130,687
Other off-balance sheet exposures (CHF million)
Off-balance sheet exposure at gross notional amount	303,972	297,698
Adjustments for conversion to credit equivalent amounts	(206,214)	(199,689)
Other off-balance sheet exposures	97,758	98,009
Swiss tier 1 capital (CHF million)
Swiss tier 1 capital	55,148	53,406
Leverage exposure (CHF million)
Leverage exposure	916,888	967,798
Leverage ratio (%)
Basel III leverage ratio	6.0	5.5

Liquidity
Liquidity coverage ratio
Our calculation methodology for the liquidity coverage ratio (LCR) is prescribed by FINMA. For disclosure purposes, our LCR is calculated using a three-month average, which is measured using daily calculations during the quarter.
> Refer to “Liquidity metrics” (pages 49 to 50) and “Funding sources” (page 51) in II – Treasury, risk, balance sheet and off-balance sheet – Liquidity and funding management in the Credit Suisse Annual Report 2020 for further information on the Group’s liquidity coverage ratio, including high-quality liquid assets, liquidity pool and funding sources.
LIQ1 - Liquidity coverage ratio
end of 2Q21	Unweighted value	[1]	Weighted value	[2]
High-quality liquid assets (CHF million)
High-quality liquid assets [3]	–		209,256
Cash outflows (CHF million)
Retail deposits and deposits from small business customers	161,034		19,619
of which less stable deposits	161,034		19,619
Unsecured wholesale funding	235,715		87,107
of which operational deposits (all counterparties) and deposits in networks of cooperative banks	47,213		11,803
of which non-operational deposits (all counterparties)	116,364		60,912
of which unsecured debt	14,331		14,331
Secured wholesale funding	–		35,621
Additional requirements	174,215		36,445
of which outflows related to derivative exposures and other collateral requirements	64,689		13,681
of which outflows related to loss of funding on debt products	691		691
of which credit and liquidity facilities	108,835		22,073
Other contractual funding obligations	68,809		68,809
Other contingent funding obligations	219,786		5,255
Total cash outflows	–		252,856
Cash inflows (CHF million)
Secured lending	159,641		54,460
Inflows from fully performing exposures	62,911		28,534
Other cash inflows	72,855		72,855
Total cash inflows	295,407		155,849
Liquidity cover ratio (CHF million)
High-quality liquid assets	–		209,256
Net cash outflows	–		97,007
Liquidity coverage ratio (%)	–		216
Calculated based on an average of 61 data points in 2Q21.
1 Calculated as outstanding balances maturing or callable within 30 days.
2 Calculated after the application of haircuts for high-quality liquid assets or inflow and outflow rates.
3 Consists of cash and eligible securities as prescribed by FINMA and reflects a post-cancellation view.

List of abbreviations
A
A-IRB	Advanced-internal ratings-based approach
AMA	Advanced measurement approach
Art.	Article
B
BCBS	Basel Committee on Banking Supervision
BIS	Bank for International Settlements
C
CAO	Capital Adequacy Ordinance
CCF	Credit conversion factor
CCP	Central counterparties
CCR	Counterparty credit risk
CCyB	Countercyclical buffer
CDS	Credit default swap
CECL	Current expected credit loss
CET1	Common equity tier 1
CRM	Credit risk mitigation
CVA	Credit valuation adjustment
D
D-SIB	Domestic systemically important banks
E
EAD	Exposure at default
EEPE	Effective expected positive exposure
F
FINMA	Swiss Financial Market Supervisory Authority FINMA
FSB	Financial Stability Board
G
G-SIB	Global systemically important banks
I
IAA	Internal assessment approach
IMA	Internal model approach
IMM	Internal model method
IPRE	Income producing real estate
IRB	Internal ratings-based approach
IRC	Incremental Risk Charge
L
LCR	Liquidity coverage ratio
LGD	Loss given default
LRD	Leverage ratio denominator
N
N/A	Not applicable
O
OTC	Over-the-counter
P
P&L	Profits and losses
PD	Probability of default
PFE	Potential future exposure
Q
QCCP	Qualifying central counterparty
R
RW	Risk weight
RWA	Risk-weighted assets
S
SA	Standardized approach
SA-CCR	Standardized approach - counterparty credit risk
SEC-ERBA	Securitization external ratings-based approach
SEC-IRBA	Securitization internal ratings-based approach
SEC-SA	Securitization standardized approach
SFT	Securities financing transactions
T
TLAC	Total loss-absorbing capacity
U
US GAAP	US generally accepted accounting principles
V
VaR	Value-at-risk

Cautionary statement regarding forward-looking information
This document contains statements that constitute forward-looking statements. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:
■ our plans, targets or goals;
■ our future economic performance or prospects;
■ the potential effect on our future performance of certain contingencies; and
■ assumptions underlying any such statements.
Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements.
By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, targets, goals, expectations, estimates and intentions expressed in such forward-looking statements and that the COVID-19 pandemic creates significantly greater uncertainty about forward-looking statements in addition to the factors that generally affect our business. These factors include:
■ the ability to maintain sufficient liquidity and access capital markets;
■ market volatility and interest rate fluctuations and developments affecting interest rate levels, including the persistence of a low or negative interest rate environment;
■ the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations, in particular the risk of negative impacts of COVID-19 on the global economy and financial markets and the risk of continued slow economic recovery or downturn in the EU, the US or other developed countries or in emerging markets in 2021 and beyond;
■ the emergence of widespread health emergencies, infectious diseases or pandemics, such as COVID-19, and the actions that may be taken by governmental authorities to contain the outbreak or to counter its impact;
■ potential risks and uncertainties relating to the severity of impacts from COVID-19 and the duration of the pandemic, including potential material adverse effects on our business, financial condition and results of operations;
■ the direct and indirect impacts of deterioration or slow recovery in residential and commercial real estate markets;
■ adverse rating actions by credit rating agencies in respect of us, sovereign issuers, structured credit products or other credit-related exposures;
■ the ability to achieve our strategic goals, including those related to our targets, ambitions and financial goals;
■ the ability of counterparties to meet their obligations to us and the adequacy of our allowance for credit losses;
■ the effects of, and changes in, fiscal, monetary, exchange rate, trade and tax policies;
■ the effects of currency fluctuations, including the related impact on our business, financial condition and results of operations due to moves in foreign exchange rates;
■ political, social and environmental developments, including war, civil unrest or terrorist activity and climate change;
■ the ability to appropriately address social, environmental and sustainability concerns that may arise from our business activities;
■ the effects of, and the uncertainty arising from, the UK’s withdrawal from the EU;
■ the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations;
■ operational factors such as systems failure, human error, or the failure to implement procedures properly;
■ the risk of cyber attacks, information or security breaches or technology failures on our reputation, business or operations, the risk of which is increased while large portions of our employees work remotely;
■ the adverse resolution of litigation, regulatory proceedings and other contingencies;
■ actions taken by regulators with respect to our business and practices and possible resulting changes to our business organization, practices and policies in countries in which we conduct our operations;
■ the effects of changes in laws, regulations or accounting or tax standards, policies or practices in countries in which we conduct our operations;
■ the expected discontinuation of LIBOR and other interbank offered rates and the transition to alternative reference rates;
■ the potential effects of changes in our legal entity structure;
■ competition or changes in our competitive position in geographic and business areas in which we conduct our operations;
■ the ability to retain and recruit qualified personnel;
■ the ability to maintain our reputation and promote our brand;
■ the ability to increase market share and control expenses;
■ technological changes instituted by us, our counterparties or competitors;
■ the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;
■ acquisitions, including the ability to integrate acquired businesses successfully, and divestitures, including the ability to sell non-core assets; and
■ other unforeseen or unexpected events and our success at managing these and the risks involved in the foregoing.
We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, including the information set forth in “Risk factors” in I – Information on the company in our Annual Report 2020 and in “Risk factor” in I – Credit Suisse results – Credit Suisse in our 1Q21 Financial Report.

CREDIT SUISSE

CREDIT SUISSE GROUP
Paradeplatz 8
8070 Zurich
Switzerland
credit-suisse.com